

02031716

LIFEPOINT
HOSPITALS, INC.

RECD S.E.C.
APR 22 2002

P.E 12-31-2001
0-29818

PROCESSED
APR 25 2002
THOMSON
FINANCIAL

... AFTER ALL, THESE ARE OUR
HOMETOWNS, TOO.



Company Profile

On December 31, 2001, LifePoint Hospitals, Inc. owned and/or operated 23 hospitals in non-urban areas. In most cases, the LifePoint facility is the only hospital in its community. LifePoint Hospitals' non-urban operating strategy offers continued operational improvement by focusing on its five core values: delivering high quality patient care, supporting physicians, creating excellent workplaces for its employees, providing community value, and ensuring fiscal responsibility. Headquartered in Brentwood, Tennessee, LifePoint Hospitals was affiliated with over 7,000 employees on December 31, 2001.

Annual Meeting

The annual meeting of stockholders will be held on May 14, 2002, at 10:00 a.m. local time at the Nashville City Center, 511 Union Street, 25th Floor, Nashville, Tennessee.

Financial Highlights

($ in millions, except per share amounts)	Years Ended December 31, 2001	2000	Percent Change
Operating Results:			
Revenues	**$ 619.4**	$ 557.1	11.2%
EBITDA[a]	**$ 131.4**	$ 105.8	24.2%
EBITDA as a % of revenues	**21.2%**	19.0%	
Net income	**$ 33.3**	$ 17.9	86.6%
Diluted earnings per share	**$ 0.90**	$ 0.54	66.7%
Shares used in computing diluted earnings per share (000)	**37,148**	32,944	
Statistics:			
Number of hospitals at end of period	**23**	20	15.0%
Weighted average licensed beds	**2,011**	2,056	(2.2)%
Admissions	**70,891**	66,085	7.3%
Equivalent admissions	**129,163**	119,812	7.8%

[a] EBITDA is defined as income before depreciation and amortization, interest expense, management fees, impairment of long-lived assets, ESOP expense, minority interests in earnings of consolidated entities, extraordinary items and income taxes.











Kenneth C. Donahey
Chairman and Chief Executive Officer

Dear Fellow Shareholders:

It is with a great sense of pride that I communicate with you in my first letter to our shareholders. I am honored to be in this position and to have the chance to work with such a great group of dedicated professionals. Our hospitals are a focal point in the communities we serve. We work hard every day to build on the foundation that has been laid in each of our 23 communities. And, we look forward to continuing to expand the scope of services that we provide. We are proud of the accomplishments that we made during 2001, and we are excited about the opportunities that we have in the future. Thanks to each of you for your encouragement and support for the important work that we are doing.

LifePoint Hospitals Employees Show Their Patriotism

None of us will ever forget the tragic events of September 11, 2001. LifePoint Hospitals is extremely proud to honor several of our employees who helped serve the victims of the attack on America. Dr. Kay Fellows, a pathologist at Putnam Community Medical Center in Palatka, Florida, received a call asking for her assistance the day after the attacks. She spent two weeks in New York helping forensic pathologists identify victims. She is a member of the Disaster Mortuary Operational Response Team (DMORT), a federal response team that provides mortuary assistance in cases of mass fatalities.

In Pulaski, Tennessee, Chris Griffis was called to ground zero from her position as Director of ER and ICU at Hillside Hospital. Colonel Griffis is a member of the US Army. During her week-long stay at ground zero, she assisted with triage efforts.

Cathy LaCour, Behavorial Health Unit Coordinator at Lake Cumberland Regional Hospital in Somerset, Kentucky, was also called to identify victims. As a social worker and 10-year veteran of the FEMA KY-1 Disaster Medical Assistance Team (DMAT), she spent nine days in New York with other DMAT crews and members of the Public Health Service.

One other employee who deserves recognition is J.R. Redlitz of Putnam Community Medical Center in Palatka, Florida. Although he was not officially called to help at ground zero, J.R. answered a call from his heart and drove non-stop from Palatka to New York on the afternoon of September 11. Upon arrival, he made his way to Bellevue Hospital, identified himself as a physical therapist, and asked for orders. Due to his background in psychology, his assignment was to counsel family members of victims. These individuals exemplify the spirit upon which LifePoint Hospitals was founded, and they demonstrate the level of commitment and caring that makes us proud to be their colleagues.

Our hearts are still with the victims and their families in New York, Washington, and across this great nation.

Core Values

All of us who work at LifePoint Hospitals take great pride in what we do. It is extremely rewarding to be delivering vital services in communities throughout the United States. Saving lives, sustaining lives and improving the quality of life is indeed a very worthwhile undertaking for all of us. We all feel truly fortunate to be able to provide these services in our communities in a time of growing national demand for quality healthcare. We are dedicated to the premise that caring for patients in a considerate and cost-effective manner is advantageous to society, economically sensible and an appropriate and satisfying objective for our company and its employees. We are committed to increasing the scope of our services by actively recruiting physicians and spending our capital on the most advanced equipment in the medical industry. The five principles that have sustained us since our formation in 1999 continue to be, and will always be, appropriate. Those values are:

- Offering *high quality, cost-effective healthcare* in the communities we serve.
- Providing our *employees* with an environment based first on respect, encouraging the personal and professional growth of each individual.
- Being a strong *community resource.*
- Supporting *physicians' medical practices* through innovative facilities, advanced technology, and a well-trained, organized clinical staff.
- Being *fiscally responsible,* committed to ensuring that we meet the capital needs of our hospitals and the expectations of our stakeholders.



Jackson Purchase Medical Center, Mayfield, KY

Financial Results

LifePoint Hospitals continued its outstanding financial performance in 2001 as a result of our focus on the basics of community hospital operations. By positioning our hospitals appropriately in their respective markets, equivalent admissions increased 7.8%. Other indications of our success in 2001 are



Bartow Memorial Hospital, Bartow, FL

shown by continued improvements in key utilization statistics, including surgeries, emergency room visits, and outpatient visits. These indicators reflect the success of our hospitals in meeting the needs of their communities.

During 2001, annual revenue rose 11.2% over the prior year, operating cash flow (EBITDA) increased by 24.2% and earnings per share increased 66.7%. With the strong cash flow from operations, we invested $35.8 million back into our facilities and improved our debt coverage to 1.1x in 2001 from 2.7x in 2000. However, we are most proud of our ability to provide quality healthcare in the communities we serve. Our success is attributable to the efforts of the leadership in each of LifePoint Hospitals' facilities and of our dedicated employees and their families.

We realize that investor confidence depends on the public's trust in corporate financial reporting. Our financial condition is sound. We have an excellent balance sheet with cash and cash equivalents of $57.2 million at year end. In fact, we have been able to finance the two acquisitions we completed in 2001 from cash flow, demonstrating our fiscal discipline. We believe that we are very well positioned to take advantage of the opportunities presented us in the marketplace.

Development

The Company acquired Athens Regional Medical Center, located in Athens, Tennessee, and Ville Platte Medical Center in Ville Platte, Louisiana, in the fourth quarter of 2001.

Ville Platte Medical Center is a 116-bed, acute care facility that serves Evangeline Parish and South Central Louisiana. Athens Regional Medical Center is a 118-bed, acute care facility that serves the non-urban population between Chattanooga and Knoxville, Tennessee. Both facilities provide a wide range of services including emergency room services, pulmonary care, cardiology and obstetrics. In addition, both are accredited by the Joint Commission on Accreditation of Healthcare Organizations.

We will continue to develop our company by increasing services in our existing facilities and by acquiring hospitals that complement our vision and our culture in non-urban markets.

OUTLOOK

LifePoint Hospitals is in a wonderful position. We have dedicated, highly motivated individuals serving the public in a very meaningful way in 23 communities throughout the nation. For our personnel, the doctors, the nurses and technicians in our hospitals, there is no higher calling.

WE DO THESE THINGS, NOT OUT OF A SENSE OF OBLIGATION,
BUT WITH A SENSE OF PRIDE.
AFTER ALL, IT'S OUR HOMETOWN, TOO.

Our company has never been stronger, and our financial position is very solid. We will strive to continue to operate our company with the utmost integrity and unsurpassed merit. We have the fiscal discipline to persevere, and we have very attractive opportunities in our pipeline. In short, we are extremely well positioned to continue our record performance in 2002 and beyond. Without question, we owe a debt of gratitude to our shareholders. It is because of your investment and understanding that we have been given this exciting opportunity to demonstrate that improving the quality of care for our patients translates into added value for our shareholders. Thank you for your continued interest in and support of LifePoint Hospitals.



Meadowview Regional Hospital, Maysville, KY

Sincerely yours,

Kenneth C. Donahey

Chairman and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL DATA

The following table contains selected historical financial data for each of the years in the five year period ended December 31, 2001. You should read this table in conjunction with the consolidated financial statements and related notes included elsewhere in this report and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years Ended December 31,				
(dollars in millions, except per share amounts)	1997	1998	1999	2000	2001
SUMMARY OF OPERATIONS:					
Revenues	$ 487.6	$ 498.4	$ 515.2	$ 557.1	**$ 619.4**
Salaries and benefits	196.6	220.8	217.4	224.2	**243.2**
Supplies	55.0	62.0	64.2	67.0	**78.2**
Other operating expenses	119.5	117.2	117.3	118.1	**120.8**
Provision for doubtful accounts	34.5	41.6	38.2	42.0	**45.8**
Depreciation and amortization	27.4	28.3	31.4	34.1	**34.7**
Interest expense	15.4	19.1	23.4	30.7	**18.1**
Management fees	8.2	8.9	3.2	–	–
ESOP expense	–	–	2.9	7.1	**10.4**
Impairment of long-lived assets	–	26.1	25.4	(1.4)	**(0.5)**
	456.6	524.0	523.4	521.8	**550.7**
Income (loss) from continuing operations before minority interests and income taxes	31.0	(25.6)	(8.2)	35.3	**68.7**
Minority interests in earnings of consolidated entities	2.2	1.9	1.9	2.2	**2.7**
Income (loss) from continuing operations before income taxes	28.8	(27.5)	(10.1)	33.1	**66.0**
Provision (benefit) for income taxes	11.7	(9.8)	(2.7)	15.2	**31.1**
Income (loss) from continuing operations [a]	$ 17.1	$ (17.7)	$ (7.4)	$ 17.9	**$ 33.3**
Net income (loss) [a]	$ 12.5	$ (21.8)	$ (7.4)	$ 17.9	**$ 33.3**
Basic earnings (loss) per share:					
Income (loss) from continuing operations [a]	$ 0.57	$ (0.59)	$ (0.24)	$ 0.57	**$ 0.97**
Net income (loss) [a]	$ 0.41	$ (0.73)	$ (0.24)	$ 0.57	**$ 0.93**
Shares used in computing basic earnings (loss) per share *(in millions)*	30.0	30.0	30.5	31.6	**35.7**
Diluted earnings (loss) per share:					
Income (loss) from continuing operations [a]	$ 0.57	$ (0.59)	$ (0.24)	$ 0.54	**$ 0.94**
Net income (loss) [a]	$ 0.41	$ (0.73)	$ (0.24)	$ 0.54	**$ 0.90**
Shares used in computing diluted earnings (loss) per share *(in millions)*	30.2	30.0	30.5	32.9	**37.1**
Cash dividends declared per common share	–	–	–	–	–

SELECTED CONSOLIDATED FINANCIAL DATA

(dollars in millions, except per share amounts)	Years Ended December 31, 1997	1998	1999	2000	2001
FINANCIAL POSITION (AS OF END OF YEAR):					
Assets	$ 397.9	$ 355.0	$ 421.6	$ 496.3	$ **554.3**
Long-term debt, including amounts due within one year	1.6	0.6	260.2	289.4	**150.0**
Intercompany balances payable to HCA	182.5	167.6	–	–	–
Working capital	41.1	26.9	42.2	65.4	**82.7**
OTHER OPERATING DATA:					
EBITDA [b]	$ 82.0	$ 56.8	$ 78.1	$ 105.8	$ **131.4**
Capital expenditures	51.8	29.3	64.8	31.4	**35.8**
Number of hospitals at end of year	22	23	23	20	**23**
Number of licensed beds at end of year [c]	2,080	2,169	2,169	1,963	**2,197**
Weighted average licensed beds [d]	2,078	2,127	2,169	2,056	**2,011**
Admissions [e]	60,487	62,269	64,081	66,085	**70,891**
Equivalent admissions [f]	105,126	110,029	114,321	119,812	**129,163**
Revenues per equivalent admission	4,638	4,530	4,507	4,650	**4,796**
Average length of stay (days) [g]	4.4	4.4	4.2	4.1	**4.0**
Emergency room visits [h]	N/A	N/A	278,250	294,952	**313,110**
Outpatient surgeries [i]	N/A	N/A	46,773	49,711	**57,423**
Total surgeries	N/A	N/A	63,854	68,012	**77,465**

[a] Includes charges related to impairment of long-lived assets of $25.4 million ($16.2 million after-tax) and $26.1 million ($15.9 million after-tax) for the years ended December 31, 1999 and 1998, respectively, gain on impairment of long-lived assets of $0.5 million ($0.3 million after-tax), $1.4 million ($0.8 million after-tax) for the years ended December 31, 2001 and 2000, respectively and an extraordinary item of $1.6 million (net of $1.0 million of income taxes) for the year ended December 31, 2001.

[b] EBITDA is defined as income from continuing operations before depreciation and amortization, interest expense, management fees, impairment of long-lived assets, ESOP expense, minority interests in earnings of consolidated entities, extraordinary items and income taxes. EBITDA is commonly used as an analytical indicator within the healthcare industry and also serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States, and the items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with accounting principles generally accepted in the United States and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

[c] Licensed beds are those beds for which a facility has been granted approval to operate from the applicable state licensing agency.

[d] Represents the average number of licensed beds weighted based on periods operated.

[e] Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals and is used by management and investors as a general measure of inpatient volume.

[f] Equivalent admissions is used by management and investors as a general measure of combined inpatient and outpatient volume. Equivalent admissions is computed by multiplying admissions (inpatient volume) by the sum gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

[g] Represents the average number of days admitted patients stay in our hospitals. Average length of stay has declined as a result of the continuing pressures from managed care and other payors to restrict admissions and reduce the number of days that are covered by the payors for certain procedures and by technological and pharmaceutical improvements.

[h] Represents the total number of hospital-based emergency room visits.

[i] Outpatient surgeries are those surgeries that do not require admission to our hospitals.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion together with our consolidated historical financial statements and related notes included elsewhere in this report.

OVERVIEW

At December 31, 2001, we operated 23 general, acute care hospitals in the states of Alabama, Florida, Kansas, Kentucky, Louisiana, Tennessee, Utah and Wyoming. For the year ended December 31, 2001, we generated $619.4 million in net revenues.

FORWARD-LOOKING STATEMENTS

This report and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made, or to be made, by us, contain, or will contain, disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations and future financial condition and results. These factors include, but are not limited to:

- the highly competitive nature of the healthcare business including the competition to recruit general and specialized physicians;
- the efforts of insurers, healthcare providers and others to contain healthcare costs;
- possible changes in the Medicare program that may further limit reimbursements to healthcare providers and insurers;
- the ability to attract and retain qualified management and personnel, including physicians, nurses and technicians, consistent with our expectations and targets;
- changes in federal, state or local regulations affecting the healthcare industry;
- the possible enactment of federal or state healthcare reform;
- the possibility that any favorable governmental reimbursement changes will be delayed or abandoned due to the focus of Congress on the recent terrorist attacks and the resulting reallocation of governmental resources;
- our ability to acquire hospitals on favorable terms and to successfully complete budgeted capital improvements of our existing facilities;
- liabilities and other claims asserted against us;
- uncertainty associated with the HIPAA regulations;
- the ability to enter into, renegotiate and renew payor arrangements on acceptable terms;
- the availability and terms of capital to fund our business strategy;
- the availability, cost and terms of insurance coverage;
- implementation of our business strategy and development plans;
- our ongoing efforts to monitor, maintain and comply with applicable laws, regulations, policies and procedures including those required by the corporate integrity agreement that we entered into with the government in December, 2000 and those that, if violated, could cause any of our facilities to lose its state license or its ability to receive payments under the Medicare, Medicaid and TRICARE programs;
- the ability to increase patient volumes and control the costs of providing services and supply costs;
- claims and legal actions relating to professional liabilities and other matters;
- successful development (or license) of software and management information systems used for effective claims processing;
- limitations placed on us to preserve the tax treatment of the distribution of our common stock from HCA;
- fluctuations in the market value of our common stock and resulting costs to us to administer our ESOP;

- changes in accounting practices;
- changes in general economic conditions; and
- other risk factors described in this report.

As a consequence, current plans, anticipated actions and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this report.

RESULTS OF OPERATIONS

Revenue/Volume Trends. We anticipate our patient volumes and related revenues will continue to increase as a result of the following factors:

- Expanding Service Offerings. We believe our efforts to improve the quality and broaden the scope of healthcare services available at our facilities will lead to increased patient volumes. Recruiting and retaining both general practitioners and specialists for our non-urban communities is a key to the success of these efforts. Between the date of the distribution of our stock from HCA and December 31, 2001, we recruited 207 physicians, of which approximately 64% are specialists. Adding new physicians should help increase both inpatient and outpatient volumes which, in turn, should increase revenues. Continuing to add specialists should also allow us to grow by offering new services. In addition, increases in capital expenditures in our hospitals should increase local market share and help persuade patients to stay within their communities rather than leaving town for healthcare services.
- Improving Managed Care Position. We believe we have been able to negotiate contract terms that are generally more favorable for our facilities than terms available in urban markets.
- Aging U.S. Population. In general, the population of the United States and of the communities that we serve is aging. At the end of 2001, approximately 13% of the U.S. population was 65 years old or older compared to 11% of the population at the end of 1980. This aging trend is projected to continue so that by 2025, approximately 18% of the U.S. population is expected to be older than 65. Generally, the older population tends to use healthcare services more frequently than the younger population.
- Medicare Rate Increases. The Medicare, Medicaid and SCHIP Benefit Improvement and Protection Act of 2000 was enacted in December 2000. Under BIPA, we have experienced Medicare rate increases that began in April 2001.

Although we anticipate our patient volumes to increase, the resulting revenue will likely be offset in part by the following factors:

- Revenues from Medicare, Medicaid and Managed Care Plans. We derive a significant portion of our business from Medicare, Medicaid and managed care plans. Admissions related to Medicare, Medicaid and managed care plan patients were 91.5% and 90.4% of total admissions for the years ended December 31, 2001 and 2000, respectively. These payors receive significant discounts.
- Efforts to Reduce Payments. Other third-party payors also negotiate discounted fees rather than paying standard prices. In addition, an increasing proportion of our services are reimbursed under predetermined payment amounts regardless of the cost incurred.
- Growth in Outpatient Services. We anticipate that the growth trend in outpatient services will continue. A number of procedures once performed only on an inpatient basis have been, and will likely continue to be, converted to outpatient procedures. This conversion has occurred through continuing advances in pharmaceutical and medical technologies and as a result of efforts made by payors to control costs. Generally, the payments we receive for outpatient procedures are less than those for similar procedures performed in an inpatient setting. Net outpatient revenues as a percentage of total patient revenues was 48.5% for the year ended December 31, 2001.

Cost Containment. We seek to control costs by, among other things, reducing labor costs by improving labor productivity and decreasing the use of contracted labor, controlling supply expenses through the use of a group purchasing organization and reducing uncollectible revenues. We have implemented cost control initiatives including adjusting staffing levels according to patient volumes, modifying supply purchases according to usage patterns and providing training to hospital staff in more efficient billing and collection processes. For the year ending December 31, 2001 compared to the year ended December 31, 2000, total operating expenses decreased as a percentage of revenue to 78.8% from 81.0%. We believe that as our company grows, we will likely benefit from our ability to spread fixed administrative costs over a larger base of operations.

While we were able to control our costs during 2001 there is no guarantee that we can contain certain costs in 2002 and beyond. Due to the general shortage of nurses and technicians in the industry we may experience an increase in salaries and benefits expense as we may be forced to hire additional contract health professionals.

In addition, the healthcare industry has recently experienced an increase in the cost of all insurance lines, especially professional and general liability insurance. We will mitigate a portion of these increases for fiscal 2002 by increasing our self-insured retention levels for professional and general liabilities. We currently have no information that would lead us to believe that this trend is only temporary in nature and thus there is no assurance that these costs will not have a material adverse affect on our future operating results.

Pressure on payment levels, the increase in outpatient services and the large number of our patients who participate in managed care plans will present ongoing challenges for us. These challenges are exacerbated by our inability to control these trends and the associated risks. To maintain or improve operating margins in the future, we must, among other things, increase patient volumes while controlling the costs of providing services. If we are not able to achieve these improvements and the trend toward declining reimbursements and payments continues, results of operations and cash flow will deteriorate.

IMPACT OF ACQUISITIONS

Effective December 1, 2001, we acquired Ville Platte Medical Center in Ville Platte, Louisiana for approximately $11.0 million in cash, including working capital and the assumption of long-term liabilities of approximately $2.6 million. Pursuant to the asset purchase agreement, we also agreed to make certain capital improvements which, including the initial cash payment and liabilities assumed, is not required to exceed $25.0 million. The capital improvements must be completed by December 1, 2004. The allocation of the full purchase price had not been determined as of December 31, 2001. Unallocated purchase price of approximately $12.6 million is included in other long-term assets in the accompanying consolidated balance sheet as of December 31, 2001 pending final appraisal from a third party.

Effective October 1, 2001, we acquired Athens Regional Medical Center in Athens, Tennessee for approximately $19.7 million in cash, including working capital. The purchase price is subject to adjustment pending the final working capital settlement.

Effective April 1, 2001 we purchased a diagnostic imaging center in Palatka, Florida for $5.8 million in cash, including working capital. The funds used for the acquisition were obtained from the Company's available cash and proceeds from the sale of a facility and previously held in a Starker Trust which is included in deferred taxes and other current assets in the accompanying consolidated balance sheet as of December 31, 2000. Cost in excess of net assets acquired totaled $1.8 million and was amortized using a 30 year life.

Effective January 2, 2001, we entered into a two-year lease to operate Bluegrass Community Hospital, a 25-bed critical access hospital located in Versailles, Kentucky, which the parties may mutually agree to extend.

Because of the relatively small number of hospitals we own, each hospital acquisition can materially affect our overall operating margin. We typically take a number of steps to lower operating costs when we acquire a hospital. The impact of our actions may be offset by other cost increases to expand services, strengthen medical staff and attract additional patients to our facilities. The benefits of our investments and of other activities to improve operating margins generally do not occur immediately. Consequently, the financial performance of a newly acquired hospital may adversely affect our overall operating margins in the short term. As we acquire additional hospitals, this effect should be mitigated by the expanded financial base of our existing hospitals and the allocation of corporate overhead among a larger number of hospitals.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results Summary

The following tables present summaries of results of operations for the three months ended December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001 (dollars in millions):

	Three Months Ended December 31,			
	2000		2001	
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$ 142.5	100.0%	$ 164.3	100.0%
Salaries and benefits [a]	56.0	39.2	64.2	39.1
Supplies [b]	16.9	11.8	20.8	12.7
Other operating expenses [c]	29.3	20.6	32.3	19.6
Provision for doubtful accounts	10.6	7.5	11.7	7.1
	112.8	79.1	129.0	78.5
EBITDA [d]	29.7	20.9	35.3	21.5
Depreciation and amortization	8.8	6.2	9.9	6.2
Interest expense, net	7.8	5.4	3.9	2.3
ESOP expense	2.7	1.9	2.4	1.4
Income before minority interests and income taxes	10.4	7.4	19.1	11.6
Minority interests in earnings of consolidated entities	0.4	0.4	0.8	0.5
Income before income taxes	10.0	7.0	18.3	11.1
Provision for income taxes	4.6	3.2	8.0	4.8
Net income	$ 5.4	3.8%	$ 10.3	6.3%

	2000		2001	
	Amount	% Change From Prior Year [j]	Amount	% Change From Prior Year
Consolidated:				
Revenues	$ 142.5	11.9	$ 164.3	15.3
Admissions [e]	16,888	6.7	17,988	6.5
Equivalent admissions [f]	29,732	4.5	33,461	12.5
Revenues per equivalent admission	4,793	7.0	4,911	2.5
Outpatient factor [f]	1.76	(1.7)	1.86	5.7
Emergency room visits [g]	70,891	1.9	80,191	13.1
Outpatient surgeries [h]	12,218	3.8	15,231	24.7
Total surgeries	16,939	4.8	20,540	21.3
Same hospital [i]:				
Revenues	$ 122.9	10.7	$ 133.7	8.7
Admissions [e]	14,219	2.2	14,736	3.6
Equivalent admissions [f]	26,441	6.4	27,670	4.6
Revenues per equivalent admission	4,650	4.0	4,830	3.9
Outpatient factor [f]	1.86	3.9	1.88	1.1
Emergency room visits [g]	59,505	2.8	62,806	5.5
Outpatient surgeries [h]	11,141	3.6	12,931	16.1
Total surgeries	15,231	3.3	17,250	13.3

	Years Ended December 31,					
	1999		2000		2001	
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Revenues	$ 515.2	100.0%	$ 557.1	100.0%	$ 619.4	100.0%
Salaries and benefits [a]	217.4	42.2	224.2	40.2	243.2	39.3
Supplies [b]	64.2	12.5	67.0	12.0	78.2	12.6
Other operating expenses [c]	117.3	22.7	118.1	21.3	120.8	19.5
Provision for doubtful accounts	38.2	7.4	42.0	7.5	45.8	7.4
	437.1	84.8	451.3	81.0	488.0	78.8
EBITDA [d]	78.1	15.2	105.8	19.0	131.4	21.2
Depreciation and amortization	31.4	6.2	34.1	6.2	34.7	5.6
Interest expense, net	23.4	4.5	30.7	5.5	18.1	2.9
Management fees	3.2	0.6	–	–	–	–
ESOP expense	2.9	0.6	7.1	1.3	10.4	1.7
Impairment of long-lived assets	25.4	4.9	(1.4)	(0.3)	(0.5)	(0.1)
Income (loss) before minority interests, income taxes and extraordinary item	(8.2)	(1.6)	35.3	6.3	68.7	11.1
Minority interests in earnings of consolidated entities	1.9	0.4	2.2	0.4	2.7	0.4
Income (loss) before income taxes and extraordinary item	(10.1)	(2.0)	33.1	5.9	66.0	10.7
Provision (benefit) for income taxes	(2.7)	(0.6)	15.2	2.7	31.1	5.1
Income (loss) before extraordinary item	(7.4)	(1.4)	17.9	3.2	34.9	5.6
Extraordinary loss on early retirement of bank debt, net	–	–	–	–	(1.6)	(0.2)
Net income (loss)	$ (7.4)	(1.4)%	$ 17.9	3.2%	$ 33.3	5.4%

Management's Discussion and Analysis of Financial Condition and Results of Operations

	2000		2001	
	Amount	% Change From Prior Year [j]	Amount	% Change From Prior Year
Consolidated:				
Revenues	$ 557.1	8.1	$ 619.4	11.2
Admissions [e]	66,085	3.1	70,891	7.3
Equivalent admissions [f]	119,812	4.8	129,163	7.8
Revenues per equivalent admission	4,650	3.2	4,796	3.1
Outpatient factor [f]	1.82	2.2	1.83	0.5
Emergency room visits [g]	294,952	6.0	313,110	6.2
Outpatient surgeries [h]	49,711	6.3	57,423	15.5
Total surgeries	68,012	6.5	77,465	13.9
Same hospital [i]:				
Revenues	$ 483.4	8.8	$ 529.5	9.5
Admissions [e]	57,064	2.6	60,231	5.5
Equivalent admissions [f]	106,082	6.5	113,054	6.6
Revenues per equivalent admission	4,557	2.2	4,684	2.8
Outpatient factor [f]	1.86	3.9	1.88	1.1
Emergency room visits [g]	245,536	5.1	256,706	4.5
Outpatient surgeries [h]	45,525	8.3	51,503	13.1
Total surgeries	61,713	8.2	68,513	11.0

[a] Represents our cost of salaries and benefits, including employee health benefits and workers compensation insurance, for all hospital and corporate employees and contract labor.

[b] Includes our hospitals' costs for pharmaceuticals, blood, surgical instruments and all general supply items, including the cost of freight.

[c] Consists primarily of contract services, physician recruitment, professional fees, repairs and maintenance, rents and leases, utilities, insurance, marketing and non-income taxes.

[d] EBITDA is defined as income before depreciation and amortization, interest expense, management fees, impairment of long-lived assets, ESOP expense, minority interests in earnings of consolidated entities, extraordinary items and income taxes. EBITDA is commonly used as an analytical indicator within the healthcare industry and also serves as a measure of leverage capacity and debt service ability. EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States and the items excluded from EBITDA are significant components in understanding and assessing financial performance. EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Because EBITDA is not a measurement determined in accordance with accounting principles generally accepted in the United States and is susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.

[e] Represents the total number of patients admitted (in the facility for a period in excess of 23 hours) to our hospitals and used by management and investors as a general measure of inpatient volume.

[f] Management and investors use equivalent admissions as a general measure of combined inpatient and outpatient volume. We compute equivalent admissions by multiplying admissions (inpatient volume) by the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue. The equivalent admissions computation "equates" outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

[g] Represents the total number of hospital-based emergency room visits.

[h] Outpatient surgeries are those surgeries that do not require admission to our hospitals.

[i] Same hospital information excludes the operations of hospitals which we either acquired or divested during the years presented. The costs of corporate overhead are included in same hospital information.

[j] The 2000 same hospital % changes from prior year are based on hospitals owned for all twelve months during 1999 and 2000.

For the Three Months Ended December 31, 2001 and 2000

Revenues increased 15.3% to $164.3 million for the three months ended December 31, 2001 compared to $142.5 million for the three months ended December 31, 2000 primarily as a result of our acquisition of two hospitals during the three months ended December 31, 2001 and an 8.7% increase in same hospital revenues. The 8.7% increase in same hospital revenues resulted primarily from a 3.6% increase in same hospital inpatient admissions and a 4.6% increase in same hospital equivalent admissions. In addition, total surgeries, outpatient surgeries and emergency room visits increased 13.3%, 16.1% and 5.5%, respectively, on a same hospital basis for the three months ended December 31, 2001 over the same period last year. The growth in outpatient surgeries and emergency room visits increased our revenue; however, these outpatient revenues lower our growth in revenues per equivalent admission as revenues from outpatient services are generally lower than inpatient services. Revenues per equivalent admissions increased 3.9% on a same hospital basis for the three months ended December 31, 2001 compared to the three months ended December 31, 2000.

Our total costs did not increase at the same rate as our revenues. The increase in volumes and revenues per equivalent admission contributed to the reduction of our total operating expenses as a percentage of revenues because we were able to spread our operating costs over an increased based of revenues.

Salaries and benefits decreased as a percentage of revenues to 39.1% for the three months ended December 31, 2001 from 39.2% for the three months ended December 31, 2000 primarily as a result of improvements in labor productivity and an increase in revenues per equivalent admission. Man-hours per equivalent admission decreased 2.3% over the same period last year. The decrease in salaries and benefits as a percentage of revenues was partially offset by a 4.4% increase in salaries and benefits per man-hour for the three months ended December 31, 2001 compared to the three months ended December 31, 2000. On a same hospital basis, salaries and benefits decreased as a percentage of revenues to 38.2% for the three months ended December 31, 2001 from 38.5% over the same period last year.

Supply costs increased as a percentage of revenues to 12.7% for the three months ended December 31, 2001 from 11.8% for the three months ended December 31, 2000. The cost of supplies per equivalent admission increased 9.5% primarily as a result of increases in the number of surgeries performed by us during the three months ended December 31, 2001 compared to the three months ended December 31, 2000 as supply costs incurred in connection with surgeries are higher than supply costs incurred for other procedures. Total surgeries increased 15.5% over the same period last year. In addition, the increase is partially due to increases in pharmaceutical costs and new product development costs as well as general inflation. On a same hospital basis, supply costs increased as a percentage of revenues to 12.6% for the three months ended December 31, 2001 from 11.7% over the same period last year.

Other operating expenses decreased as a percentage of revenues to 19.6% for the three months ended December 31, 2001 from 20.6% for the three months ended December 31, 2000. The decrease was primarily the result of an increase in volumes and revenues per equivalent admission and a decrease in professional fees and contract services as a percentage of revenues. On a same hospital basis, other operating expenses decreased as a percentage of revenues to 20.0% for the three months ended December 31, 2001 from 21.3% over the same period last year.

Provision for doubtful accounts decreased as a percentage of revenues to 7.1% for the three months ended December 31, 2001 from 7.5% for the three months ended December 31, 2000 primarily as a result of an improvement in collections. On a same hospital basis, provision for doubtful accounts decreased as a percentage of revenues to 5.8% for the three months ended December 31, 2001 from 6.1% over the same period last year.

Depreciation and amortization expense increased to $9.9 million for the three months ended December 31, 2001 compared to $8.8 million for the three months ended December 31, 2000 primarily due to the hospitals we acquired during the three months ended December 31, 2001.

Net interest expense decreased to $3.9 million for the three months ended December 31, 2001 from $7.8 million for the three months ended December 31, 2000. This decrease was primarily the result of our repayment of the remaining bank debt borrowings outstanding during the first half of 2001.

ESOP expense decreased to $2.4 million for the three months ended December 31, 2001 from $2.7 million for the three months ended December 31, 2000. This decrease was primarily because of a lower average fair market value of our common stock for the three months ended December 31, 2001 compared to the same period last year. We recognize ESOP expense based on the average fair market value of the shares committed to be released during the period.

Minority interests in earnings of consolidated entities increased to $0.8 million for the three months ended December 31, 2001 compared to $0.4 million for the three months ended December 31, 2000 primarily because of an increase in the pre-tax income of our non-wholly owned hospital.

The provision for income taxes increased to $8.0 million for the three months ended December 31, 2001 compared to $4.6 million for the three months ended December 31, 2000 primarily as a result of higher pre-tax income for the three months ended December 31, 2001 compared to the three months ended December 31, 2000.

Net income increased to $10.3 million for the three months ended December 31, 2001 compared to $5.4 million for the three months ended December 31, 2000 because of the reasons described above.

For the Years Ended December 31, 2001 and 2000

Revenues increased 11.2% to $619.4 million for the year ended December 31, 2001 compared to $557.1 million for the year ended December 31, 2000 primarily as a result of a 7.8% increase in equivalent admissions, a 3.1% increase in revenues per equivalent admission. In addition, total surgeries, outpatient surgeries and emergency room visits increased 13.9%, 15.5% and 6.2% respectively for the year ended December 31, 2001 over the same period last year. The growth in outpatient surgeries and emergency room visits increased our revenue; however, these outpatient revenues lower our growth in revenues per equivalent admission as revenues from outpatient services are generally lower than inpatient services. On a same hospital basis, revenues increased 9.5% for the year ended December 31, 2001 compared to the same period last year.

Our total costs did not increase at the same rate as our revenues. The increase in volumes and revenues per equivalent admission contributed to the reduction of our total operating expenses as a percentage of revenues because we were able to spread our operating costs over an increased base of revenues.

Salaries and benefits decreased as a percentage of revenues to 39.3% for the year ended December 31, 2001 from 40.2% for the year ended December 31, 2000 primarily as a result of improvements in labor productivity and an increase in revenues per equivalent admission. Man-hours per equivalent admission decreased 5.0% over the same period last year. The decrease in salaries and benefits as a percentage of revenue was partially offset by a 5.9% increase in salaries and benefits per man-hour for the year ended December 31, 2001 compared to the year ended December 31, 2000. On a same hospital basis, salaries and benefits decreased as a percentage of revenues to 38.7% for the year ended December 31, 2001 from 39.3% over the same period last year.

Supply costs increased as a percentage of revenues to 12.6% for the year ended December 31, 2001 from 12.0% for the year ended December 31, 2000. The cost of supplies per equivalent admission increased 8.2% primarily as a result of increases in the number of surgeries performed by us during the year ended December 31, 2001 compared to the year ended December 31, 2000 as supply costs incurred in connection with surgeries are higher than supply costs incurred for other procedures. In addition, the increase is partially due to increases in pharmaceutical costs and new product development costs as well as general inflation. On a same hospital basis, supply costs increased as a percentage of revenues to 12.6% for the year ended December 31, 2001 from 12.1% over the same period last year.

Other operating expenses decreased as a percentage of revenues to 19.5% for the year ended December 31, 2001 from 21.3% for the year ended December 31, 2000. The decrease was primarily the result of an increase in volumes and revenues per equivalent admission as discussed above and a decrease in professional fees and contract services as a percentage of revenues. On a same hospital basis, other operating expenses decreased as a percentage of revenues to 19.5% for the year ended December 31, 2001 from 21.3% over the same period last year.

Provision for doubtful accounts decreased slightly as a percentage of revenues to 7.4% for the year ended December 31, 2001 from 7.5% for the year ended December 31, 2000. On a same hospital basis, provision for doubtful accounts increased as a percentage of revenues to 6.6% for the year ended December 31, 2001 from 6.3% over the same period last year.

Depreciation and amortization expense increased to $34.7 million for the year ended December 31, 2001 from $34.1 million for the year ended December 31, 2001 primarily due to the hospitals we acquired during fiscal 2000 and 2001 offset by the sale of five hospitals during fiscal 2000.

Net interest expense decreased to $18.1 million for the year ended December 31, 2001 from $30.7 million for the year ended December 31, 2000. This decrease was primarily the result of our repayment of the remaining bank debt borrowings outstanding during April and May 2001.

ESOP expense increased to $10.4 million for the year ended December 31, 2001 from $7.1 million for the year ended December 31, 2000. This increase was because of a higher average fair market value of our common stock for the year ended December 31, 2001 compared to the same period last year. We recognize ESOP expense based on the average fair market value of the shares committed to be released during the period.

During the year ended December 31, 2001 and 2000, we recorded a $0.5 million and $1.4 million pre-tax gain, respectively, related to the favorable settlement on the sale of a facility on which we had previously recorded an impairment charge.

Minority interests in earnings of consolidated entities increased to $2.7 million for the year ended December 31, 2001 compared to $2.2 million for the year ended December 31, 2000 primarily because of an increase in the pretax income of our non-wholly owned hospital.

The provision for income taxes increased to $31.1 million for the year ended December 31, 2001 compared to $15.2 million for the year ended December 31, 2000 primarily as a result of higher pre-tax income for the year ended December 31, 2001 compared to the year ended December 31, 2000. These provisions reflect effective income tax rates of 47.4% for 2001 compared to 46.1% for 2000. The increase in the effective rate primarily resulted from the increase in the nondeductible portion of ESOP expense due to the higher average fair market value of the shares committed to be released during 2001 compared to 2000. The ESOP expense deductible for tax purposes is fixed at $3.2 million per year.

In June 2001, we completed a $200 million, five-year amended and restated credit agreement with a syndicate of banks, which increased our available credit under our revolving credit agreement from $65 million to $200 million. Upon consummation of this amended and restated agreement, we wrote off $2.6 million of deferred loan costs related to our original credit agreement, which resulted in an extraordinary charge of $1.6 million, net of a tax benefit of $1.0 million.

Net income increased to $33.3 million for the year ended December 31, 2001 compared to $17.9 million for the year ended December 31, 2000 because of the reasons described above.

For the Years Ended December 31, 2000 and 1999

Revenues increased 8.1% to $557.1 million for the year ended December 31, 2000 compared to $515.2 million for the year ended December 31, 1999, primarily as a result of an 8.8% increase in same hospital revenues and our acquisition of two hospitals during fiscal 2000. Our sale of five hospitals during fiscal 2000 partially offset the increase in revenues. The 8.8% increase in same hospital revenues resulted primarily from a 2.6% increase in same hospital inpatient admissions and a 6.5% increase in same hospital equivalent admissions, adjusted to reflect combined inpatient and outpatient volume.

Our costs did not increase at the same rate as our revenue. The increase in volumes and revenues per equivalent admission contributed to the reduction of our operating expenses as a percent of revenue because we were able to spread our operating costs over an increased base of revenues.

Salaries and benefits decreased as a percentage of revenues to 40.2% for the year ended December 31, 2000 from 42.2% for the year ended December 31, 1999 primarily as a result of improvements in labor productivity and an increase in revenues per equivalent admission, as discussed above. In addition, man-hours per equivalent admission decreased 5.4% over the same period last year. On a same hospital basis, salaries and benefits decreased as a percentage of revenues to 39.3% for the year ended December 31, 2000 from 40.5% over the same period last year.

Supply costs decreased as a percentage of revenues to 12.0% for the year ended December 31, 2000 from 12.5% for the year ended December 31, 1999. The decrease related primarily to the increase in revenues per equivalent admission and a lower number of high intensity services provided during the year ended December 31, 2000 compared to the same period last year. On a same hospital basis, supply costs decreased as a percentage of revenues to 12.1% for the year ended December 31, 2000 from 12.3% over the same period last year.

Other operating expenses decreased as a percentage of revenues to 21.3% for the year ended December 31, 2000 from 22.7% for the year ended December 31, 1999. The decrease was primarily the result of an increase in volumes and revenues per equivalent admission as discussed above and a decrease in contract services as a percentage of revenues. On a same hospital basis, other operating expenses decreased as a percentage of revenues to 21.3% for the year ended December 31, 2000 from 22.0% over the same period last year.

Provision for doubtful accounts increased slightly as a percentage of revenues to 7.5% for the year ended December 31, 2000 from 7.4% for the year ended December 31, 1999. On a same hospital basis, provision for doubtful accounts decreased as a percentage of revenues to 6.3% for the year ended December 31, 2000 from 6.7% over the same period last year.

Depreciation and amortization expense increased to $34.1 million for the year ended December 31, 2000 from $31.4 million for the year ended December 31, 1999 primarily due to the opening of a replacement facility in Bartow, Florida in December 1999 and the acquisition of two hospitals in fiscal 2000. This increase was partially offset by a decrease in depreciation and amortization expense related to the sale of hospitals during 2000.

Interest expense increased to $30.7 million for the year ended December 31, 2000 from $23.4 million for the year ended December 31, 1999. This increase is primarily due to the interest expense we incurred on the debt obligations we assumed from HCA as a result of the distribution. The increase is also due to our increased borrowings to finance acquisitions and an increase in interest rates. For the year ended December 31, 1999, interest expense consisted of interest incurred on the net intercompany balance with HCA and approximately seven and a half months of interest expense on the debt obligations we assumed from HCA.

Management fees incurred during 1999 represent fees allocated to us by HCA before the distribution. This amount represented allocations, using revenues as the allocation basis, of the corporate, general and administrative expenses of HCA.

ESOP expense increased to $7.1 million for the year ended December 31, 2000 from $2.9 million for the year ended December 31, 1999. We established the ESOP in June 1999; therefore, only seven months of expense for the ESOP is reflected in the year ended December 31, 1999. The increase in ESOP expense is also due to a higher average fair market value of our common stock for the year ended December 31, 2000 compared to the same period last year. We recognize ESOP expense based on the average fair market value of the shares committed to be released during the period.

During the year ended December 31, 2000, we recorded a $1.4 million pre-tax gain related to the favorable settlement on the sale of a facility that we previously held for sale. During the year ended December 31, 1999, we recorded a $25.4 million impairment charge related to the three facilities we identified as held for sale during 1998. We sold the three hospital facilities held for sale during the year ended December 31, 2000. We recorded the impairment charge and the gain in the accompanying consolidated statements of operations as impairment of long-lived assets. For the year ended December 31, 2000 and 1999, these facilities had net revenues of $14.4 million and $42.6 million, EBITDA of $(1.0) million and $(0.7) million, admissions of 1,140 and 4,689 and equivalent admissions of 2,781 and 8,722, respectively.

Minority interests in earnings of consolidated entities increased slightly to $2.2 million for the year ended December 31, 2000 from $1.9 million for the year ended December 31, 1999.

The provision (benefit) for income taxes for the year ended December 31, 2000 was $15.2 million compared to $(2.7) million for the year ended December 31, 1999. These provisions reflect effective income tax rates of 46.1% for 2000 and 26.7% for 1999. The increase in the effective rate relates primarily to the impairment charge taken in the fourth quarter of 1999 as discussed above and also due to the increase in the nondeductible portion of ESOP expense due to the higher average fair market value of the shares committed to be released during 2000 compared to 1999. The ESOP expense deductible for tax purposes is fixed at $3.2 million per year.

Net income (loss) increased to $17.9 million for the year ended December 31, 2000 compared to $(7.4) million for the year ended December 31, 1999 because of the reasons described above.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. As further discussed in Note 1 to the consolidated financial statements, in preparing our financial statements, we make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We believe that, of the accounting policies that are most important to the portrayal of our financial condition and results, the following accounting policies require our most difficult, subjective or complex estimates and assessments:

Allowance for Doubtful Accounts. Our ability to collect outstanding receivables from third party payors is critical to our operating performance and cash flows. The primary collection risk lies with uninsured patient accounts and deductibles, co-payments or other amounts due from individual patients. Our allowance for doubtful accounts is estimated based primarily upon the age of patient accounts receivable, the patient's economic inability to pay and the effectiveness of our collection efforts. We routinely monitor our accounts receivable balances and utilize historical collection experience to support the basis for our estimates of the provision for doubtful accounts. Significant changes in payor mix or business office operations could have a significant impact on our results of operations and cash flows.

Allowance for Contractual Discounts. We derive a significant portion of our revenues from Medicare, Medicaid and other payors that receive discounts from our standard charges. We must estimate the total amount of these discounts to prepare our financial statements. For the year ended December 31, 2001, Medicare, Medicaid and discounted plan patients accounted for 93.3% of our total gross revenues. The Medicare and Medicaid regulations and various managed care contracts under which these discounts must be calculated are complex and are subject to interpretation and adjustment. We estimate the allowance for contractual discounts on a payor-specific basis given our interpretation of the applicable regulations or contract terms. However, the services authorized and provided, and the resulting reimbursement, are often subject to interpretation. These interpretations sometimes result in payments that differ from our estimates. Additionally, updated regulations and contract renegotiations occur frequently necessitating continual review and assessment of the estimation process by management.

Professional and General Liability Reserves. Given the nature of our operating environment, we are subject to medical malpractice lawsuits and other claims. To mitigate a portion of this risk, we maintained insurance for individual malpractice claims exceeding $1 million for the years ended December 31, 2001, 2000 and 1999. For fiscal year 2002, we increased our

deductible to $10 million to mitigate increases in the cost of professional and general liability insurance. Our reserves for professional and general liability risks are based upon historical claims data, demographic factors, severity factors and other actuarial assumptions. This estimate is discounted to its present value using rates of 6.0% and 5.0% at December 31, 2000 and 2001, respectively. The rate changed to 5.0% reflecting lower market rates experienced during 2001. The estimated accrual for professional and general liability claims could be significantly affected should current and future occurrences differ from historical claims trends. The estimation process is also complicated by the relatively short period of time in which we owned our health care facilities as occurrence data under previous ownership may not necessarily reflect occurrence data under our ownership. While we monitor current claims closely and consider outcomes when estimating our insurance accruals, the complexity of the claims and wide range of potential outcomes often hampers timely adjustments to the assumptions used in the estimates.

Our reserve for professional and general liability risks was $8.9 million and $15.9 million at December 31, 2000 and 2001, respectively. Our total cost of professional and general liability coverage for the years ended December 31, 1999, 2000 and 2001, was approximately $7.1 million, $8.2 million and $11.4 million, respectively.

The estimates, judgments and assumptions used by us under "Allowance for Doubtful Accounts," "Allowance for Contractual Discounts" and "Professional and General Liability Reserves" are, we believe, reasonable, but these involve inherent uncertainties as described above, which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows - Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Our cash and cash equivalents increased to $57.2 million at December 31, 2001, from $39.7 million at December 31, 2000. The increase is primarily from $114.1 million provided by operating activities offset in part by $68.3 million and $28.3 million used in investing and financing activities, respectively.

Our working capital increased to $82.7 million at December 31, 2001 compared to $65.4 million at December 31, 2000, and our cash provided by operating activities increased to $114.1 million in 2001 from $83.4 million in 2000 resulting primarily from increased patient volumes and effective management of our working capital. Working capital was negatively impacted by increases in accounts payable and accrued salaries as a result of timing of payments.

The use of our cash in investing activities decreased to $68.3 million in 2001 from $91.8 million in 2000, resulting primarily from smaller outlays of cash for acquisitions during 2001, compared to 2000 and $30.0 million in proceeds from the sale of hospitals during 2000. Capital expenditures, excluding acquisitions, increased to $35.8 million during 2001 compared to $31.4 million during 2000. At December 31, 2001, we had projects under construction that had an estimated additional cost to complete and equip of approximately $32.7 million. We anticipate that these projects will be completed over the next thirty-six months. We anticipate total capital expenditures in 2002 of approximately $65 million, excluding acquisitions. We anticipate funding these expenditures through cash provided by operating activities and borrowings under our revolving credit facility. In connection with our acquisition of Ville Platte Medical Center, we have committed to spend up to $25 million, including the purchase price, over the next three years, a portion of which is included in the anticipated 2002 capital expenditures.

In response to the increasing demand for outpatient care, we are reconfiguring some of our hospitals to more effectively accommodate outpatient services and restructuring existing surgical capacity in some of our hospitals to permit additional outpatient volume and a greater variety of outpatient services.

We used cash in financing activities of $28.3 million during 2001 compared to cash provided by financing activities of $35.6 million during 2000. We received $100.4 million from our public offering of common stock and we repaid $139.3 million of bank debt during 2001. In 2000, we borrowed $65.0 million to fund the acquisition of two hospitals and repaid $35.7 million of bank debt primarily from our proceeds from the sale of facilities.

Cash flows - Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Our cash and cash equivalents increased to $39.7 million at December 31, 2000, from $12.5 million at December 31, 1999. The increase is primarily from $83.4 million and $35.6 million provided by operating and financing activities, respectively, offset in part by $91.8 million used in investing activities.

Our working capital increased to $65.4 million at December 31, 2000 compared to $42.2 million at December 31, 1999, resulting primarily from increased patient volumes and effective management of our working capital. The increase in working capital was partially offset by increases in current maturities of long-term debt.

Our cash provided by operating activities increased to $83.4 million in 2000 compared to $59.3 million in 1999. The increase resulted primarily from net income of $17.9 million in 2000 compared to a net loss of $7.4 million last year and receipt of an income tax refund of $4.4 million in 2000 compared to income tax payments of $15.4 million during 1999.

The cash used in investing activities increased to $91.8 million during 2000 compared to $68.8 million in 1999. The increase resulted primarily from our two hospital acquisitions during fiscal 2000. The increase was partially offset by proceeds of $30.0 million from the sale of facilities and by decreased capital expenditures of $31.4 million during 2000 compared to $64.8 million in 1999 which included the construction of a replacement facility.

Our cash provided by financing activities increased to $35.6 million in 2000 compared to $22.0 million in 1999. This increase resulted primarily from an increase in long-term debt to pay for acquisitions.

Stock Offering and Debt Refinancing

In March 2001, we received approximately $100.4 million in net proceeds from a public offering of 3,680,000 shares of our common stock. During 2001, we used the proceeds, along with available cash, to repay the $139.3 million in borrowings outstanding under our existing credit agreement.

In June 2001, we completed a $200 million, five-year amended and restated credit agreement with a syndicate of lenders, which increased our available credit under the revolving credit facility from $65 million to $200 million. As of December 31, 2001, we had a $3.0 million letter of credit, which reduced the amount available under the revolving credit facility to $197.0 million. The revolving credit facility requires that we comply with various financial ratios and tests and contains covenants, including but not limited to restrictions on new indebtedness, the ability to merge or consolidate, asset sales, capital expenditures and dividends, for which we are in compliance as of December 31, 2001.

The applicable interest rate under the 2001 Agreement is based on either LIBOR plus a margin ranging from 1.25% to 2.25% or prime plus a margin ranging from 0% to 0.5% both depending on the Company's consolidated total debt to consolidated EBITDA ratio for the most recent four quarters. The Company also pays a commitment fee ranging from 0.3% to 0.5% of the average daily unused balance. The applicable commitment fee rate is based on the Company's consolidated total debt to consolidated EBITDA ratio for the most recent four quarters. The interest rate under the 2001 agreement was 3.13% at December 31, 2001.

The following table reflects a summary of our obligations and commitments outstanding at December 31, 2001 (dollars in millions).

	Payments Due By Period				
Contractual Cash Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 150.0	$ –	$ –	$ –	$ 150.0
Lease obligations [a]	15.3	3.9	5.3	2.5	3.6
Other long-term obligations	0.1	–	0.1	–	–
Subtotal	$ 165.4	$ 3.9	$ 5.4	$ 2.5	$ 153.6

	Amount Of Commitment Expiration Per Period				
Other Commercial Commitments	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Guarantees of surety bonds	$ 9.3	$ 9.3	$ –	$ –	$ –
Letters of credit	3.0	3.0	–	–	–
Capital expenditure commitments	11.4	1.0	10.4	–	–
Physician commitments	10.9	9.5	1.4	–	–
Subtotal	$ 34.6	$ 22.8	$ 11.8	$ –	$ –
Total obligations and commitments	$ 200.0	$ 26.7	$ 17.2	$ 2.5	$ 153.6

[a] Includes capital and operating lease obligations; capital lease obligations are not material.

We are in compliance with all covenants or other requirements set forth in our credit agreements or indentures. Further, these agreements do not contain provisions that would accelerate the maturity dates of our debt upon a downgrade in our credit rating. However, a downgrade in our credit rating could adversely affect our ability to renew existing, or obtain access to new credit facilities in the future and could increase the cost of such facilities. We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

We do not consider the sale of any assets to be necessary to repay our indebtedness or to provide working capital. However, for other reasons, we may sell facilities in the future from time to time. Our management anticipates that operations and amounts available under our revolving credit facility will provide sufficient liquidity for the next twelve months.

Our business plan contemplates the acquisition of additional hospitals and we continuously review potential acquisitions. These acquisitions may, however, require additional financing. We continually evaluate opportunities to sell additional equity or debt securities, obtain credit facilities from lenders, or restructure our long-term debt for strategic reasons or to further strengthen our financial position. We may, from time to time in the future, acquire senior subordinated notes in the open market. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders.

We do not expect to pay dividends on our common stock in the foreseeable future.

MARKET RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

Our interest expense is sensitive to changes in the general level of interest rates. We do not currently use derivatives to alter the interest rate characteristics of our debt instruments.

With respect to our interest-bearing liabilities, all of our long-term debt at December 31, 2001 is subject to a fixed interest rate of 10.75%. The fair value of our total long-term debt was approximately $166.5 million at December 31, 2001. We determined the fair value using the quoted market price at December 31, 2001. Since all of our long-term debt at December 31, 2001 is subject to a fixed interest rate we did not estimate changes to our interest expense or fair value of long-term debt based on a hypothetical increase in interest rates. As discussed above, we do have a $200 million revolving credit facility that is subject to variable interest rates; however, at December 31, 2001, the only amount reducing the revolving credit facility is a $3.0 million letter of credit. In the event we increase our amount outstanding under the revolving credit facility and there is a change in interest rates of significant magnitude, management would expect to take actions intended to further mitigate its exposure to such change. For further information, see the discussion above of our long-term debt.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, (the "Statements"). These Statements make significant changes to the accounting for business combinations, goodwill and intangible assets.

SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations. In addition, it further clarifies the criteria for recognition of intangible assets separately from goodwill. SFAS 141 was effective for transactions completed subsequent to June 30, 2001. The application of SFAS 141 did not have a material effect on our results of operations or financial position.

Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed at least annually for impairment. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS 142 effective January 1, 2002. Application of the non-amortization provisions of SFAS 142 for goodwill would have resulted in an increase in pretax income of approximately $1.7 million ($0.8 million, after-tax or $0.02 per diluted share) for the year ended December 31, 2001. Pursuant to SFAS 142, we will complete our transition impairment tests of goodwill during the second quarter of 2002 anticipating no impairment and will perform our initial annual impairment test later in 2002.

SFAS 143, Accounting for Asset Retirement Obligations, was issued in August 2001 by the FASB and is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is encouraged. SFAS 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated retirement costs. SFAS 143 applies to all entities and to legal obligations associated with the retirement of long-

lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. We do not expect SFAS 143 to have a material effect on our results of operations or financial position.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), which supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 removes goodwill from its scope and clarified other implementation issues related to SFAS 121. SFAS 144 also provides a single framework for evaluating long-lived assets to be disposed of by sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years and, generally, are to be applied prospectively. We do not expect SFAS 144 to have a material effect on our results of operations or financial position.

INFLATION

The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when shortages in marketplaces occur. In addition, suppliers and insurers pass along rising costs to us in the form of higher prices. Our ability to pass on these increased costs is limited because of increasing regulatory and competitive pressures as discussed above. In the event we experience inflationary pressures, results of operations may be materially affected.

HEALTHCARE REFORM

In recent years, an increasing number of legislative proposals have been introduced or proposed to Congress and in some state legislatures. While we are unable to predict which, if any, proposals for healthcare reform will be adopted, there can be no assurance that proposals adverse to our business will not be adopted.

UNFILED MEDICARE COST REPORTS

Hospitals participating in the Medicare and some Medicaid programs, whether paid on a reasonable cost basis or under a PPS, are required to meet certain financial reporting requirements. Federal and, where applicable, state regulations require submission of annual cost reports identifying medical costs and expenses associated with the services provided by each hospital to Medicare beneficiaries and Medicaid recipients. Since implementation of outpatient PPS in August 2000, the filing of all Medicare cost reports have been postponed until certain government reports are issued. We anticipate filing several of these postponed cost reports during 2002. Because of the postponement, the magnitude of potential adjustments and changes in estimates is significantly greater at December 31, 2001 and for the year then ended than in recent years.

RELATED PARTY TRANSACTIONS

We adopted the Executive Stock Purchase Plan in 1999, in which 1,000,000 shares of our Common Stock were reserved and subsequently issued. The Executive Stock Purchase Plan grants a right to specified executives to purchase shares of Common Stock from us. We loaned each participant in the plan 100% of the purchase price of our Common Stock at the fair value based on the date of purchase (approximately $10.2 million), on a full recourse basis at interest rates ranging from 5.2% to 5.3%. The loans are reflected as notes receivable for shares sold to employees in our consolidated statements of stockholders' equity. As of December 31, 2001, approximately $4.5 million of such loans have been paid under the Executive Stock Purchase Plan.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
LifePoint Hospitals, Inc.

We have audited the accompanying consolidated balance sheets of LifePoint Hospitals, Inc. as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the management of LifePoint Hospitals, Inc. (the "Company"). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LifePoint Hospitals, Inc. at December 31, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Nashville, Tennessee
January 31, 2002

Consolidated Statements of Operations

(dollars in millions, except per share amounts)	Years Ended December 31, 1999	2000	2001
Revenues	$ 515.2	$ 557.1	$ 619.4
Salaries and benefits	217.4	224.2	243.2
Supplies	64.2	67.0	78.2
Other operating expenses	117.3	118.1	120.8
Provision for doubtful accounts	38.2	42.0	45.8
Depreciation and amortization	31.4	34.1	34.7
Interest expense, net	23.4	30.7	18.1
Management fees	3.2	–	–
ESOP expense	2.9	7.1	10.4
Impairment of (gain on) long-lived assets	25.4	(1.4)	(0.5)
	523.4	521.8	550.7
Income (loss) before minority interests, income taxes, and extraordinary item	(8.2)	35.3	68.7
Minority interests in earnings of consolidated entities	1.9	2.2	2.7
Income (loss) before income taxes and extraordinary item	(10.1)	33.1	66.0
Provision (benefit) for income taxes	(2.7)	15.2	31.1
Income (loss) before extraordinary item	(7.4)	17.9	34.9
Extraordinary loss on early retirement of debt, net of tax benefit of $1.0	–	–	(1.6)
Net income (loss)	$ (7.4)	$ 17.9	$ 33.3
Basic earnings (loss) per share:			
Income (loss) before extraordinary item	$ (0.24)	$ 0.57	$ 0.97
Extraordinary loss on early retirement of debt	–	–	(0.04)
Net income (loss)	$ (0.24)	$ 0.57	$ 0.93
Diluted earnings (loss) per share:			
Income (loss) before extraordinary item	$ (0.24)	$ 0.54	$ 0.94
Extraordinary loss on early retirement of debt	–	–	(0.04)
Net income (loss)	$ (0.24)	$ 0.54	$ 0.90

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

(dollars in millions, except per share amounts)	December 31, 2000	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 39.7	$ 57.2
Accounts receivable, less allowances for doubtful accounts of $52.3 and $59.0 at December 31, 2000 and 2001, respectively	50.0	56.7
Inventories	13.9	16.3
Deferred taxes and other current assets	22.2	18.7
	125.8	148.9
Property and equipment:		
Land	8.7	10.7
Buildings and improvements	236.9	262.0
Equipment	244.9	263.4
Construction in progress (estimated cost to complete and equip after December 31, 2001 - $32.7)	9.4	7.2
	499.9	543.3
Accumulated depreciation	(183.4)	(204.9)
	316.5	338.4
Deferred loan costs, net	9.0	7.1
Goodwill, net	44.7	47.1
Other	0.3	12.8
	$ 496.3	$ 554.3
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 16.1	$ 19.0
Accrued salaries	13.8	18.6
Other current liabilities	11.1	10.7
Estimated third-party payor settlements	8.3	17.9
Current maturities of long-term debt	11.1	–
	60.4	66.2
Long-term debt	278.3	150.0
Deferred taxes	15.2	21.0
Professional liability risks and other liabilities	9.4	16.9
Minority interests in equity of consolidated entities	4.6	5.2
Stockholders' equity:		
Preferred stock, $.01 par value; 10,000,000 shares authorized; no shares issued	–	–
Common stock, $.01 par value; 90,000,000 shares authorized; 34,709,504 shares and 39,276,745 shares issued and outstanding at December 31, 2000 and 2001, respectively	0.3	0.4
Capital in excess of par value	156.5	285.0
Unearned ESOP compensation	(25.7)	(22.5)
Notes receivable for shares sold to employees	(7.2)	(5.7)
Retained earnings	4.5	37.8
	128.4	295.0
	$ 496.3	$ 554.3

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(dollars in millions)	For the Years Ended December 31, 1999	2000	2001
Cash flows from operating activities:			
Net income (loss)	$ (7.4)	$ 17.9	$ **33.3**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
ESOP expense	2.9	7.1	**10.4**
Depreciation and amortization	31.4	34.1	**34.7**
Minority interests in earnings of consolidated entities	1.9	2.2	**2.7**
Deferred income taxes (benefit)	(13.8)	13.6	**6.9**
Reserve for professional liability risk	3.4	5.4	**7.0**
Loss (gain) on impairment of long-lived assets	25.4	(1.4)	**(0.5)**
Extraordinary loss on early retirement of bank debt	–	–	**2.6**
Tax benefit from stock option exercises	–	6.4	**8.1**
Increase (decrease) in cash from operating assets and liabilities, net of effects from acquisitions and divestitures:			
Accounts receivable	7.2	2.1	**(1.0)**
Inventories and other current assets	(1.1)	(1.7)	**(0.6)**
Accounts payable and accrued expenses	7.1	(11.4)	**2.8**
Income taxes payable	(0.3)	(0.2)	**(3.5)**
Estimated third-party payor settlements	1.2	7.1	**9.6**
Other	1.4	2.2	**1.6**
Net cash provided by operating activities	59.3	83.4	**114.1**
Cash flows from investing activities:			
Purchases of property and equipment, net	(64.8)	(31.4)	**(35.8)**
Purchases of facilities, net of cash acquired	–	(82.4)	**(36.5)**
Proceeds from sale of facilities	–	30.0	**0.5**
Other	(4.0)	(8.0)	**3.5**
Net cash used in investing activities	(68.8)	(91.8)	**(68.3)**
Cash flows from financing activities:			
Proceeds from stock offering, net	–	–	**100.4**
Proceeds from bank debt borrowings	–	65.0	**–**
Repayments of bank debt	–	(35.7)	**(139.3)**
Proceeds from exercise of stock options	–	7.2	**12.2**
Increase in intercompany balances with HCA, net	22.4	–	**–**
Other	(0.4)	(0.9)	**(1.6)**
Net cash provided by (used in) financing activities	22.0	35.6	**(28.3)**
Change in cash and cash equivalents	12.5	27.2	**17.5**
Cash and cash equivalents at beginning of year	–	12.5	**39.7**
Cash and cash equivalents at end of year	$ 12.5	$ 39.7	$ **57.2**
Supplemental disclosure of cash flow information:			
Interest payments	$ 21.2	$ 29.4	$ **20.8**
Income taxes paid (received), net	$ 15.4	$ (4.4)	$ **18.4**
Capitalized interest	$ 1.0	$ 0.3	$ **0.7**
Supplemental non-cash financing activities:			
Assumption of debt from HCA	$ 260.0	$ –	$ –
Elimination of intercompany amounts payable to HCA	$ 224.9	$ –	$ –

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(dollars and shares in millions)	Common Stock Shares	Common Stock Amount	Capital In Excess of Par Value	Equity, Investments By HCA	Unearned ESOP Compensation	Notes Receivable for Shares Sold to Employees	Retained Earnings (Accumulated Deficit)	Total
Balance at December 31, 1998	–	$ –	$ –	$ 118.7	$ –	$ –	$ –	$ 118.7
Net income before spin-off	–	–	–	6.0	–	–	–	6.0
Stock issued in connection with:								
Executive Stock Purchase Plan	1.0	–	10.2	–	–	(10.2)	–	–
Employee Stock Ownership Plan	2.8	–	32.1	–	(32.1)	–	–	–
Issuance of stock options	–	–	1.6	–	–	–	–	1.6
ESOP compensation earned	–	–	(0.3)	–	3.2	–	–	2.9
Assumption of debt from HCA	–	–	(260.0)	–	–	–	–	(260.0)
Elimination of intercompany debt to HCA	–	–	229.9	–	–	–	–	229.9
Spin-off capitalization	29.9	0.3	124.4	(124.7)				–
Net loss after spin-off	–	–	–	–	–	–	(13.4)	(13.4)
Balance at December 31, 1999	33.7	0.3	137.9	–	(28.9)	(10.2)	(13.4)	85.7
Net income	–	–	–	–	–	–	17.9	17.9
ESOP compensation earned	–	–	3.9	–	3.2	–	–	7.1
Exercise of stock options, including tax benefits and other	1.0	–	17.1	–	–	–	–	17.1
Stock issued in connection with Management Stock Purchase Plan	–	–	0.7	–	–	–	–	0.7
Payment on Executive Stock Purchase Plan	–	–	(3.1)	–	–	–	3.0	(0.1)
Balance at December 31, 2000	34.7	0.3	156.5	–	(25.7)	(7.2)	4.5	128.4
Net income	–	–	–	–	–	–	33.3	33.3
ESOP compensation earned	–	–	7.2	–	3.2	–	–	10.4
Exercise of stock options, including tax benefits and other	0.9	–	20.5	–	–	–	–	20.5
Stock issued in connection with Management Stock Purchase Plan	–	–	0.5	–	–	–	–	0.5
Payment on Executive Stock Purchase Plan	–	–	–	–	–	1.5	–	1.5
Issuance of common stock from offering	3.7	0.1	100.3	–	–	–	–	100.4
Balance at December 31, 2001	39.3	$ 0.4	$ 285.0	$ –	$ (22.5)	$ (5.7)	$ 37.8	$ 295.0

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001

1. ORGANIZATION AND ACCOUNTING POLICIES

Organization

On May 11, 1999, HCA, Inc. ("HCA") completed the spin-off of its operations comprising the America Group to its stockholders by distributing all outstanding shares of LifePoint Hospitals, Inc. (the "Distribution"). LifePoint Hospitals, Inc., together with its subsidiaries, as appropriate, is hereinafter referred to as the "Company." A description of the Distribution and certain transactions with HCA is included in Note 2.

At December 31, 2001, the Company was comprised of 23 general, acute care hospitals and related health care entities. The entities are located in non-urban areas in the states of Alabama, Florida, Kansas, Kentucky, Louisiana, Tennessee, Utah and Wyoming.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries and entities controlled by the Company through the Company's direct or indirect ownership of a majority interest and exclusive rights granted to the Company as the sole general partner of such entities. All significant intercompany accounts and transactions within the Company have been eliminated in consolidation.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, contractual discounts and professional and general liability reserves. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Allowance for Doubtful Accounts. The Company's ability to collect outstanding receivables from third party payors is critical to its operating performance and cash flows. The primary collection risk lies with uninsured patient accounts and deductibles, co-payments or other amounts due from individual patients. The Company estimates the allowance for doubtful accounts based primarily upon the age of patient accounts receivable, the patient's economic inability to pay and the effectiveness of its collection efforts. The Company routinely monitors its accounts receivable balances and utilizes historical collection experience to support the basis for its estimates of the provision for doubtful accounts. Significant changes in payor mix or business office operations could have a significant impact on the Company's results of operations and cash flows.

Allowance for Contractual Discounts. The Company derives a significant portion of its revenues from Medicare, Medicaid and other payors that receive discounts from our standard charges. We must estimate the total amount of these discounts to prepare our financial statements. For the year ended December 31, 2001, Medicare, Medicaid and discounted plan patients accounted for 93.3% of total gross revenues. The Medicare and Medicaid regulations and various managed care contracts under which these discounts must be calculated are complex and are subject to interpretation and adjustment. The Company estimates the allowance for contractual discounts on a payor-specific basis given its interpretation of the applicable regulations or contract terms. However, the services authorized and provided and resulting reimbursement, are often subject to interpretation. These interpretations sometimes result in payments that differ from the Company's estimates. Additionally, updated regulations and contract renegotiations occur frequently necessitating continual review and assessment of the estimation process by management.

Professional and General Liability Reserves. Given the nature of the Company's operating environment, we are subject to medical malpractice lawsuits and other claims. To mitigate a portion of this risk, the Company maintained insurance for individual malpractice claims exceeding $1 million for the years ended December 31, 1999, 2000 and 2001. For fiscal year 2002, the Company increased its deductible to $10 million to mitigate increases in the cost of professional and general liability insurance. Our reserves for professional and general liability risks are based upon historical claims data, demographic

considerations, severity factors and other actuarial assumptions calculated by a third party. This estimate is discounted to its present value using rates of 6.0% and 5.0% at December 31, 2000 and 2001, respectively. The rate changed to 5.0% reflecting lower market rates experienced during 2001. The estimated accrual for professional and general liability claims could be significantly affected should current and future claims differ from historical trends. The estimation process is also complicated by the relatively short period of time in which the Company owned its health care facilities as occurrence data under previous ownership may not necessarily reflect occurrence data under its ownership. While management monitors current claims closely and considers outcomes when estimating its insurance accruals, the complexity of the claims and wide range of potential outcomes often hampers timely adjustments to the assumptions used in the estimates.

The reserve for professional and general liability risks was $8.9 million and $15.9 million at December 31, 2000 and 2001, respectively. The total cost of professional and general liability coverage for the years ended December 31, 1999, 2000 and 2001, was approximately $7.1 million, $8.2 million and $11.4 million, respectively.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value.

The carrying value of the Notes was $150.0 million at December 31, 2001. The fair value of the Notes was $166.5 million at December 31, 2001, based on the quoted market price at December 31, 2001.

Revenues

The Company's health care facilities have entered into agreements with third-party payors, including government programs and managed care health plans, under which the facilities are paid based upon established charges, the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from established charges.

Revenues are recorded at the time the healthcare services are provided at estimated amounts due from patients and third-party payors. Settlements under reimbursement agreements with third-party payors are estimated and recorded in the period the related services are rendered and are adjusted in future periods as final settlements are determined. The net adjustments to estimated settlements resulted in increases to revenues of $0.7 million, $3.2 million and $2.0 million, for the years ended December 31, 1999, 2000 and 2001, respectively. Management believes that adequate provisions have been made for adjustments that may result from final determination of amounts earned under these programs. HCA retains sole responsibility for, and will be entitled to, any Medicare, Medicaid or cost-based Blue Cross settlements relating to cost reporting periods ending on or prior to the Distribution.

Laws and regulations governing Medicare and Medicaid programs are complex and subject to interpretation. In addition, since implementation of outpatient PPS in August 2000, the filing of all Medicare cost reports have been postponed until certain government reports are issued. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing that would have a material effect on the Company's financial statements. Compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties and exclusion from the Medicare and Medicaid programs.

The Company provides care without charge to patients who are financially unable to pay for the health care services they receive. Because the Company does not pursue collection of amounts determined to qualify as charity care, they are not reported as revenues.

The Company's revenue is particularly sensitive to regulatory and economic changes in the states of Kentucky and Tennessee. As of December 31, 2001, the Company operated 23 hospitals with seven located in the Commonwealth of Kentucky and seven located in the State of Tennessee. Based on those 23 hospitals, the Company generated 39.2% of its revenue from its Kentucky hospitals (including 4.3% from state-sponsored Medicaid programs) and 22.3% from its Tennessee hospitals (including 3.3% from the state-sponsored TennCare program) for the year ended December 31, 2001.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less. The Company places its cash in financial institutions that are federally insured and limits the amount of credit exposure with any one institution.

Accounts Receivable and Allowance for Doubtful Accounts

The Company receives payment for services rendered from federal and state agencies (under the Medicare, Medicaid and TRICARE programs), managed care health plans, commercial insurance companies, employers and patients. During the years ended December 31, 1999, 2000 and 2001, approximately 47.4%, 47.0% and 48.4%, respectively, of the Company's revenues related to patients participating in the Medicare and Medicaid programs. Management recognizes that revenues and receivables from government agencies are significant to its operations, but it does not believe that there are significant credit risks associated with these government agencies. Management does not believe that there are any other significant concentrations of revenues from any particular payor that would subject it to any significant credit risks in the collection of its accounts receivable.

A summary of activity in the Company's allowance for doubtful accounts follows (in millions):

	Balances At Beginning Of Period	Additions Charged To Costs And Expenses	Accounts Written Off Net Of Recoveries	Balance At End Of Period
Allowance for doubtful accounts:				
Year ended December 31, 1999	$ 48.3	$ 38.2	$ (36.2)	$ 50.3
Year ended December 31, 2000	50.3	42.0	(40.0)	52.3
Year ended December 31, 2001	**52.3**	**45.8**	**(39.1)**	**59.0**

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Long-Lived Assets

Property and Equipment. Property and equipment are stated at cost less accumulated depreciation. Routine maintenance and repairs are charged to expense as incurred. Expenditures that increased capacities or extend useful lives are capitalized. Depreciation is computed by applying the straight-line method over the estimated useful lives of buildings and improvements (10 to 40 years) and equipment (3 to 10 years). Depreciation expense was $30.6 million, $32.8 million and $33.0 million for the years ended December 31, 1999, 2000, and 2001, respectively.

Goodwill and Intangible Assets. Goodwill is amortized using the straight-line method, generally over periods ranging from 30 to 40 years for hospital acquisitions. The Company's goodwill is net of accumulated amortization of $8.7 million and $10.4 million as of December 31, 2000 and 2001, respectively.

Intangible assets relate to non-compete agreements and are amortized over the terms of the agreements. The Company had intangible assets of $0.2 million with accumulated amortization of $0.1 million at December 31, 2000 and 2001 and is included in other long-term assets in the accompanying consolidated balance sheets.

When events, circumstances and operating results indicate that the carrying values of certain long-lived assets and the related identifiable intangible assets might be impaired, the Company prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded

amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Fair value is estimated based upon internal evaluations of each asset that include quantitative analyses of net revenue and cash flows, reviews of recent sales of similar assets and market responses based upon discussions with and offers received from potential buyers.

Income Taxes

As part of the process of preparing the Company's consolidated financial statements, management is required to estimate the Company's income taxes in each of the jurisdictions in which it operates. This process involves the Company estimating its actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation expense, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Company's consolidated balance sheet. The Company must then assess the likelihood that the Company's deferred tax assets will be recovered from future taxable income and to the extent it believes that recovery is not likely, the Company must establish a valuation allowance. To the extent the Company establishes a valuation allowance or increase this allowance in a period, the company must include an expense within the tax provision in the statement of operations.

Physician Recruiting Costs

Physician recruiting costs are expensed when incurred and are included in other operating expenses in the accompanying consolidated statements of operations. Physician recruiting expenses were $6.5 million, $8.9 million and $6.4 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Management Fees

For the period prior to the Distribution in 1999, HCA incurred various corporate general and administrative expenses. These corporate overhead expenses were allocated to the Company based on net revenues. In the opinion of HCA's management, this allocation method was reasonable.

Stock Based Compensation

The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company recognizes no compensation expense for grants when the exercise price equals or exceeds the market price of the underlying stock on the date of grant.

Earnings Per Share

Earnings per share ("EPS") is based on the weighted average number of common shares outstanding and dilutive stock options and restricted shares, adjusted for the shares issued to the LifePoint Employee Stock Ownership Plan (the "ESOP"). As the ESOP shares are committed to be released, the shares become outstanding for earnings per share calculations.

Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, (the "Statements"). These Statements make significant changes to the accounting for business combinations, goodwill and intangible assets.

SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations. In addition, it further clarifies the criteria for recognition of intangible assets separately from goodwill. SFAS 141 was effective for transactions completed subsequent to June 30, 2001. The application of SFAS 141 did not have a material effect on the Company's results of operations or financial position.

Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed at least annually for impairment. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 effective January 1, 2002. Application of the non-amortization provisions of SFAS 142 for goodwill would have resulted in an increase in pretax income of approximately $1.7 million ($0.8 million, after-tax or $0.02 per diluted share) for the year ended December 31, 2001. Pursuant to SFAS 142, the Company will complete its transition impairment tests of goodwill during the second quarter of 2002 anticipating no impairment and will perform its initial annual impairment test later in 2002.

SFAS 143, Accounting for Asset Retirement Obligations, was issued in August 2001 by the FASB and is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is encouraged. SFAS 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated retirement costs. SFAS 143 applies to all entities and to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. The Company does not expect SFAS 143 to have a material effect on its results of operations or financial position.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), which supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 removes goodwill from its scope and clarified other implementation issues related to SFAS 121. SFAS 144 also provides a single framework for evaluating long-lived assets to be disposed of by sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years and, generally, are to be applied prospectively. The Company does not expect SFAS 144 to have a material effect on its results of operations or financial position.

2. THE DISTRIBUTION AND TRANSACTIONS WITH HCA

As a result of the Distribution, the Company became an independent, publicly traded company. Owners of HCA Common Stock received one share of the Company's Common Stock for every 19 shares of HCA Common Stock held which resulted in approximately 29.9 million shares of the Company's Common Stock outstanding immediately after the Distribution. After the Distribution, HCA had no ownership in the Company. Immediately after the Distribution, however, certain HCA benefit plans received shares of the Company on behalf of HCA employees.

In connection with the Distribution, all intercompany amounts payable by the Company to HCA were eliminated and the Company assumed certain indebtedness from HCA. In addition, the Company entered into various agreements with HCA which are intended to facilitate orderly changes for both companies in a way which would be minimally disruptive to each entity. These agreements provide certain indemnities to the parties, and provide for the allocation of tax and other assets, liabilities, and obligations arising from periods prior to the Distribution.

In connection with the Distribution, HCA received a ruling from the Internal Revenue Service (the "IRS") to the effect, among other things, that the Distribution would qualify as a tax-free transaction under Section 355 of the Internal Revenue Code of 1986, as amended. Such a ruling, while generally binding upon the IRS, is subject to certain factual representations and assumptions provided by HCA. The Company has agreed to certain restrictions on its future actions to provide further assurances that the Distribution will qualify as tax-free. Restrictions include, among other things, limitations on the liquidation, merger or consolidation with another company, certain issuances and redemptions of the Company's Common Stock and the sale or other disposition of assets. If the Company fails to abide by such restrictions and, as a result, the Distribution fails to qualify as a tax-free transaction, the Company will be obligated to indemnify HCA for any resulting liability, which could have a material adverse effect on the Company's financial position and results of operations.

3. HCA INVESTIGATIONS, LITIGATION AND INDEMNIFICATION RIGHTS

HCA is currently the subject of various federal and state investigations, qui tam actions, shareholder derivative and class action suits, patient/payor actions and general liability claims. HCA is also the subject of a formal order of investigation by the SEC. Based on the Company's review of HCA's public filings, the Company understands that the SEC's investigation of HCA includes the anti-fraud, insider trading, periodic reporting and internal accounting control provisions of the federal securities laws. These investigations, actions and claims relate to HCA and its subsidiaries, including subsidiaries that, before the Company's formation as an independent company, owned the facilities the Company now owns.

HCA is a defendant in several qui tam actions, or actions brought by private parties, known as relators, on behalf of the United States of America, which have been unsealed and served on HCA. The actions allege, in general, that HCA and certain subsidiaries and/or affiliated partnerships violated the False Clams Act, 31 U.S.C. ss. 3729 et seq., for improper claims submitted to the government for reimbursement. The lawsuits generally seek three times the amount of damages caused to the United States by the submission of any Medicare or Medicaid false claims presented by the defendants to the federal

government, civil penalties of not less than $5,500 nor more than $11,000 for each such Medicare or Medicaid claim, attorneys' fees and costs. HCA has disclosed that, on March 15, 2001, the Department of Justice filed a status report setting forth the government's decisions regarding intervention in existing qui tam actions against HCA and filed formal complaints for those suits in which the government has intervened. HCA stated that, of the original 30 qui tam actions, the Department of Justice remains active and has elected to intervene in eight actions. HCA has also disclosed that it is aware of additional qui tam actions that remain under seal and believes that there may be other sealed qui tam cases of which it is unaware.

Based on the Company's review of HCA's public filings, the Company understands that, in December 2000, HCA entered into a Plea Agreement with the Criminal Division of the Department of Justice and various U.S. Attorney's Offices (which the Company will refer to as the plea agreement) and a Civil and Administrative Settlement Agreement with the Civil Division of the Department of Justice (which the Company will refer to as the civil agreement). Based on the Company's review of HCA's public filings, the Company understands that the agreements resolve all Federal criminal issues outstanding against HCA and certain issues involving Federal civil claims by or on behalf of the government against HCA relating to diagnosis related group, or DRG, coding, outpatient laboratory billing and home health issues. Pursuant to the plea agreement, HCA paid the government $95 million during the first quarter of 2001. The civil agreement was approved by the Federal District Court of the District of Columbia in August 2001. Pursuant to the civil agreement, HCA agreed to pay the government $745 million plus interest, which was paid in the third quarter of 2001. Based on the Company's review of HCA's public filings, the Company understands that certain civil issues are not covered by the civil agreement and remain outstanding, including claims related to costs reports and physician relations issues. The plea agreement and the civil agreement announced in December 2000 relate only to conduct that was the subject of the federal investigations resolved in the agreements and do not resolve various qui tam actions filed by private parties against HCA, or pending state actions.

HCA has agreed to indemnify the Company for any losses, other than consequential damages, arising from the pending governmental investigations of HCA's business practices prior to the date of the distribution and losses arising from legal proceedings, present or future, related to the investigation or actions engaged in before the distribution that relate to the investigation. HCA has also agreed that, in the event that any hospital owned by the Company at the time of the spin-off is permanently excluded from participation in the Medicare and Medicaid programs as a result of the proceedings described above, then HCA will make a cash payment to the Company, in an amount (if positive) equal to five times the excluded hospital's 1998 income from continuing operations before depreciation and amortization, interest expense, management fees, minority interests and income taxes, as set forth on a schedule to the distribution agreement, less the net proceeds of the sale or other disposition of the excluded hospital. However, the Company could be held responsible for any claims that are not covered by the agreements reached with the Federal government or for which HCA is not required to, or fails to, indemnify the Company. If indemnified matters were asserted successfully against the Company or any of the Company's facilities, and HCA failed to meet its indemnification obligations, then this event could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

The extent to which the Company may or may not continue to be affected by the ongoing investigations of HCA and the initiation of additional investigations, if any, cannot be predicted. These matters could have a material adverse effect on the Company's business, financial condition, results of operations or prospects in future periods.

4. IMPACT OF ACQUISITIONS, DIVESTITURES AND IMPAIRMENT OF LONG-LIVED ASSETS

Acquisitions – 2001

Effective December 1, 2001, the Company acquired Ville Platte Medical Center in Ville Platte, Louisiana for approximately $11.0 million in cash, including working capital and the assumption of long-term liabilities of approximately $2.6 million. Pursuant to the asset purchase agreement, the Company also agreed to make certain capital improvements which, including the initial cash payment and liabilities assumed, is not required to exceed $25.0 million. The capital improvements must be completed by December 1, 2004. The allocation of the full purchase price had not been determined as of December 31, 2001. Unallocated purchase price of approximately $12.6 million is included in other long-term assets in the accompanying consolidated balance sheet as of December 31, 2001 pending final appraisal from a third party.

Effective October 1, 2001, the Company acquired Athens Regional Medical Center in Athens, Tennessee for approximately $19.7 million in cash, including working capital. The purchase price is subject to adjustment pending the final working capital settlement.

Effective April 1, 2001 the Company purchased a diagnostic imaging center in Palatka, Florida for $5.8 million in cash, including working capital. The funds used for the acquisition were obtained from the Company's available cash and $5.7 million in proceeds from the sale of a facility and previously held in a Starker Trust which is included in deferred taxes and other current assets in the accompanying consolidated balance sheet as of December 31, 2000. Cost in excess of net assets acquired totaled $1.8 million and was amortized using a 30-year life.

Effective January 2, 2001, the Company entered into a two-year lease to operate Bluegrass Community Hospital, a 25-bed critical access hospital located in Versailles, Kentucky, which the parties may mutually agree to extend.

Acquisitions – 2000

Effective July 1, 2000, the Company acquired Lander Valley Medical Center in Lander, Wyoming for a purchase price of $33.0 million in cash, including working capital. Cost in excess of net assets acquired totaled $9.8 million and was amortized using a 40 year life.

Effective June 16, 2000, the Company acquired Putnam Community Medical Center in Palatka, Florida for approximately $49.4 million in cash, including working capital. Cost in excess of net assets acquired totaled $22.8 million and was amortized using a 40-year life.

Allocation of Purchase Price

The foregoing acquisitions were accounted for using the purchase method of accounting. The purchase prices of these transactions were allocated to the assets acquired and liabilities assumed based upon their respective fair values and are subject to change during the twelve month period subsequent to the acquisition date. The following table summarizes the allocation of the aggregate purchase price of the acquisitions for the years ended December 31, 2000 and 2001 (in millions):

	2000	2001
Net cash used for acquisitions	$ 82.4	$ **36.5**
Fair value of assets acquired	(52.5)	**(28.1)**
Liabilities assumed	2.7	**6.0**
Cost in excess of net assets acquired and unallocated purchase price	$ 32.6	$ **14.4**

Divestitures and Impairment of Long-lived Assets

Sale of Hospitals previously identified as Held for Sale. The Company sold Halstead Hospital, Trinity Hospital and Barrow Medical Center in three separate transactions during 2000. The sale of these three hospitals resulted in no gain or loss to the Company as they were previously written down to net realizable value during 1998 and 1999. The three hospitals were identified as held for sale during the fourth quarter of 1998 when management determined the facilities were not compatible with the Company's operating plans based upon management's review of all facilities, and giving consideration to current and expected market conditions and the current and expected capital needs in each market.

The carrying value immediately before the impairment charge of the long-lived assets was $47.2 million. During the fourth quarter of 1998, the carrying value of these hospitals was reduced to fair value, based on estimates of selling values and verbal discussions with potential buyers at that time, for a total non-cash charge of $24.8 million (comprised of $24.3 million of tangible assets and $0.5 million of intangible assets). The adjusted carrying values of these assets as of December 31, 1998 was based on management's estimates at that time. In addition, the Company subsequently received a non-binding offer from a potential buyer to purchase all three hospitals in March of 1999 for amounts approximating the adjusted carrying values.

The above-mentioned offer for these three hospitals was rescinded in July 1999. Due to management's subsequent unsuccessful attempts to find a buyer as well as the deterioration of market conditions at these facilities throughout the remainder of 1999, the Company recorded an additional non-cash charge of $25.4 million during the fourth quarter of 1999. The charge was comprised of $22.4 million in further impairment charges to write down the remaining tangible assets to new estimated net realizable values and $3.0 million for the estimated selling and closing costs which the Company, at that time, believed had a high probability of occurring due to a lack of interested buyers with available financing. The estimated net realizable values were reduced significantly since there were no interested buyers at that time and the closing of a hospital in a rural market would likely result in real estate with little or no value.

During 2000, the hospitals were subsequently sold for little or no consideration. Below is a summary of each hospital sold that was previously listed as held for sale.

Effective February 1, 2000, the Company sold Trinity Hospital in exchange for a promissory note (subsequently renegotiated) of approximately $2.4 million, due in 2002. The note was fully reserved upon issuance due to the uncertainty of the buyer's ability to make payments on the note. During 2000 and 2001, the Company received approximately $1.4 million and $0.5 million, respectively, from the buyer as payments in full and recognized these payments as an "Impairment (gain) on long-lived assets" on the accompanying consolidated statements of operations.

Effective April 1, 2000, the Company sold Halstead Hospital in exchange for a promissory note of approximately $1.5 million, due in 60 equal monthly installments. The Company fully reserved the note upon issuance due to the uncertainty of the buyers ability to make payments on the note. No gain or loss was associated with this sale.

Effective September 1, 2000, the Company sold Barrow Medical Center in exchange for approximately $2.2 million in cash, that equated to the value of the hospital's working capital. No gain or loss was associated with this sale.

For the years ended December 31, 1999 and 2000, the three facilities held for sale had net revenues of $42.6 million and $14.4 million and a loss before income taxes and impairment charges of approximately $3.8 million and $2.3 million, respectively.

Sale of Springhill Medical Center. Effective November 17, 2000, the Company sold Springhill Medical Center in Springhill, Louisiana for approximately $5.7 million in cash. There was an immaterial gain associated with the sale.

Sale of Riverview Medical Center. Effective August 1, 2000, the Company sold Riverview Medical Center in Gonzales, Louisiana for approximately $20.7 million in cash. The proceeds from the transaction and the Company's available cash were used to pay down bank borrowings. There was no gain or loss associated with the sale.

Other. For the years ended December 31, 1999 and 2000, the five facilities that were sold during 2000 had net revenues of $71.1 million and $35.6 million and a loss before income taxes and impairment charges of approximately $9.5 million and $3.6 million, respectively.

The operating results of all acquisitions and divestitures have been consolidated in the accompanying consolidated statements of operations for the periods subsequent to acquisition and for the periods prior to sale, respectively.

Pro forma Results of Operations

The following unaudited pro forma results of operations give effect to the operations of the hospitals acquired and sold during the years ended December 31, 1999, 2000 and 2001 as if the respective transactions had occurred as of the first day of the fiscal year immediately preceding the year of the acquisitions and divestitures (in millions, except per share data):

	Years Ended December 31,		
	1999	2000	2001
Revenues	$ 513.2	$ 602.5	$ 657.8
Income before extraordinary item	$ 15.3	$ 19.1	$ 34.8
Net income	$ 15.3	$ 19.1	$ 33.2
Basic earnings per share:			
Income before extraordinary item	$ 0.50	$ 0.61	$ 0.97
Net income	$ 0.50	$ 0.61	$ 0.93
Diluted earnings per share:			
Income before extraordinary item	$ 0.50	$ 0.58	$ 0.93
Net income	$ 0.50	$ 0.58	$ 0.89

The pro forma results of operations do not purport to represent what the Company's results of operations would have been had such transactions occurred at the beginning of the periods presented or to project the Company's results of operations in any future period.

5. INCOME TAXES

The provision (benefit) for income taxes for the years ended December 31, 1999, 2000 and 2001, consists of the following (dollars in millions):

	1999	2000	2001
Current:			
Federal	$ 9.6	$ –	$ **21.8**
State	1.5	1.6	**1.4**
	11.1	1.6	**23.2**
Deferred:			
Federal	(13.3)	13.5	**5.6**
State	(1.6)	(0.1)	**(0.1)**
	(14.9)	13.4	**5.5**
Increase in Valuation allowance	1.1	0.2	**1.4**
Total	$ (2.7)	$ 15.2	$ **30.1**

The increases in the valuation allowance are primarily the result of state net operating loss carryforwards that management believes may not be fully utilized because of the uncertainty regarding the Company's ability to generate taxable income in certain states. Various subsidiaries have state net operating loss carryforwards of approximately $60.3 million (primarily in the states of Florida and Tennessee) with expiration dates through the year 2021.

The Company generated a federal net operating loss of approximately $8.4 million for the year ended December 31, 2000 which was fully utilized in the year 2001.

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate on income (loss) before income taxes for the years ended December 31, 1999, 2000 and 2001, follows:

	1999	2000	2001
Federal statutory rate	35.0%	35.0%	**35.0%**
State income taxes, net of federal income tax benefit	10.6	2.6	**3.7**
ESOP	–	4.4	**4.8**
Non-deductible intangible assets	(3.0)	1.3	**0.5**
Valuation allowance	(10.8)	0.9	**0.4**
Other items, net	(5.1)	1.9	**3.0**
Effective income tax rate	26.7%	46.1%	**47.4%**

Deferred income taxes result from temporary differences in the recognition of assets, liabilities, revenues and expenses for financial accounting and tax purposes. Sources of these differences and the related tax effects are as follows (dollars in millions):

	2000	2001
Deferred tax liabilities:		
Depreciation and fixed asset basis differences	$ (21.7)	$ **(34.2)**
Other	(1.9)	**(4.0)**
Prepaid expenses	–	**(2.2)**
Total deferred tax liabilities	(23.6)	**(40.4)**
Deferred tax assets:		
Provision for doubtful accounts	6.0	**16.9**
Employee compensation	3.0	**2.6**
Professional liability	3.8	**6.3**
Other	5.4	**3.7**
Total deferred tax assets	18.2	**29.5**
Valuation allowance	(1.3)	**(2.7)**
Net deferred tax assets	16.9	**26.8**
Net deferred tax assets (liabilities)	$ (6.7)	$ **(13.6)**

The balance sheet classification of deferred income tax assets (liabilities) is as follows (dollars in millions):

	2000	2001
Current	$ 8.5	$ 7.4
Long-term	(15.2)	(21.0)
Total	$ (6.7)	$ (13.6)

The Company had a net income tax receivable of $3.3 million and $6.8 million as of December 31, 2000 and 2001, respectively and is included in deferred taxes and other current assets in the accompanying consolidated balance sheets.

HCA and the Company entered into a tax sharing and indemnification agreement. Under the agreement, HCA maintains full control and absolute discretion with regard to any combined or consolidated tax filings for periods prior to the Distribution. In addition, the agreement provides that HCA will generally be responsible for all taxes that are allocable to periods prior to the Distribution and HCA and the Company will each be responsible for its own tax liabilities for periods after the Distribution.

For the periods prior to the Distribution, HCA filed consolidated federal and state income tax returns which included all of its eligible subsidiaries, including the Company. The provisions for income taxes (benefits) in the consolidated statements of operations for periods prior to the Distribution were computed on a separate return basis (i.e., assuming the Company had not been included in a consolidated income tax return with HCA). All income tax payments for these periods were made by the Company through HCA.

The agreement does not have an impact on the realization of deferred tax assets or the payment of deferred tax liabilities of the Company except to the extent that the temporary differences give rise to such deferred tax assets and liabilities after the Distribution and are adjusted as a result of final tax settlements after the Distribution. In the event of such adjustments, the tax sharing and indemnification agreement provides for certain payments between HCA and the Company as appropriate.

6. LONG-TERM DEBT

Long-term debt consists of the following (in millions):

	December 31,	
	2000	2001
Bank Facilities	$ 139.3	$ –
Senior Subordinated Notes	150.0	150.0
Other debt	0.1	–
	289.4	150.0
Less current maturities	(11.1)	–
	$ 278.3	$ 150.0

Maturities of long-term debt at December 31, 2001 are as follows (in millions):

2002-2006	$ –
Thereafter	150.0
	$ 150.0

Bank Credit Agreement

In March 2001, the Company received approximately $100.4 million in net proceeds from a public offering of 3,680,000 shares of common stock. During 2001, the Company used the proceeds, along with available cash, to repay the $139.3 million in borrowings outstanding under its existing bank credit agreement.

In June 2001, the Company completed a $200 million, five-year amended and restated credit agreement (the "2001 Agreement") with a syndicate of lenders, which increased its available credit under the revolving credit agreement from $65 million to $200 million. As of December 31, 2001, the Company had a $3.0 million letter of credit which reduced the amount available under the 2001 Agreement to $197.0 million.

The applicable interest rate under the 2001 Agreement is based on either LIBOR plus a margin ranging from 1.25% to 2.25% or prime plus a margin ranging from 0% to 0.5% both depending on the Company's consolidated total debt to consolidated EBITDA ratio for the most recent four quarters. The Company also pays a commitment fee ranging from 0.3% to 0.5% of the average daily unused balance. The applicable commitment fee rate is based on the Company's consolidated total debt to consolidated EBITDA ratio for the most recent four quarters. The interest rate under the 2001 Agreement was 3.13% at December 31, 2001.

Obligations under the 2001 Agreement are guaranteed by all of the Company's current and future subsidiaries and are secured by substantially all of the assets of the Company and its subsidiaries and the stock of the Company's subsidiaries. The 2001 Agreement requires that the Company comply with various financial ratios and tests and contains covenants, including but not limited to restrictions on new indebtedness, the ability to merge or consolidate, asset sales, capital expenditures and dividends, for which the Company is in compliance as of December 31, 2001.

Senior Subordinated Notes

On May 11, 1999, the Company assumed from HCA $150 million in Senior Subordinated Notes maturing on May 15, 2009 and bearing interest at 10.75%. In November 1999, in a registered exchange offer, the Company issued a like aggregate principal amount of notes in exchange for these notes (the "Notes"). Interest is payable semi-annually on May 15 and November 15. The Notes are unsecured obligations and are subordinated in right of payment to all existing and future senior indebtedness.

The Company may redeem the Notes, in whole or in part, at any time on or after May 15, 2004 at redemption prices ranging from 105.375% to 100.0%, plus accrued and unpaid interest. Additionally, at any time prior to May 15, 2002, the Company may redeem up to 35% of the principal amount of the Notes with the net cash proceeds of one or more sales of its capital stock at a redemption price of 110.75% plus accrued and unpaid interest to the redemption date; provided that at least 65% of the aggregate principal amount of the notes originally issued remains outstanding after such redemption and the redemption occurs within 60 days of closing of such sale of capital stock.

The indenture pursuant to which the Notes were made contains certain covenants, including but not limited to restrictions on new indebtedness, the ability to merge or consolidate, asset sales, capital expenditures and dividends.

The Notes are guaranteed jointly and severally on a full and unconditional basis by all of the Company's operating subsidiaries ("Subsidiary Guarantors"). The Company is a holding company with no operations apart from its ownership of the Subsidiary Guarantors. The aggregate assets, liabilities, equity and earnings of the Subsidiary Guarantors are substantially equivalent to the total assets, liabilities, equity and earnings of the Company and its subsidiaries on a consolidated basis.

At December 31, 2001, all but one of the Subsidiary Guarantors were wholly owned and fully and unconditionally guaranteed the Notes. Separate financial statements and other disclosures of the wholly owned Subsidiary Guarantors are not presented because management believes that such separate financial statements and disclosures would not provide additional material information to investors. The Company's only non-wholly owned Subsidiary, Dodge City Healthcare Group, L.P. is consolidated and all of its assets, liabilities, equity and earnings of this entity fully and unconditionally, jointly and severally guarantee the Notes. The Company owns approximately 70% of the partnership interests in this mostly owned Subsidiary Guarantor.

Deferred Loan Costs

The Company incurred loan costs of approximately $10.7 million, $0.8 million and $1.9 million during 1999, 2000 and 2001, respectively. The Company capitalized such costs and is amortizing these costs to interest expense over the terms of the related debt (5 years for the 2001 Agreement and 10 years for the Notes). The interest expense related to deferred loan cost amortization was approximately $0.9 million, $1.6 million and $1.2 million during 1999, 2000 and 2001, respectively. Upon consummation of the 2001 Agreement, the Company wrote off $2.6 million of net deferred loan costs related to its original credit agreement, which resulted in an extraordinary charge of $1.6 million, net of a tax benefit of $1.0 million.

7. STOCKHOLDERS' EQUITY

Preferred Stock

The certificate of incorporation provides that up to 10,000,000 shares of preferred stock, of which 90,000 shares have been designated as Series A Junior Participating Preferred Stock, par value $.01 per share, may be issued. The board of directors has the authority to issue preferred stock in one or more series and to fix for each series the voting powers, full, limited or none, and the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions on the stock, and the number of shares constituting any series and the designations of this series, without any further vote or action by the stockholders. Because the terms of the preferred stock may be fixed by the board of directors without stockholder action, the preferred stock could be issued quickly with terms calculated to defeat a proposed takeover or to make the removal of our management more difficult.

Preferred Stock Purchase Rights

Pursuant to a stockholders' rights plan, each outstanding share of common stock is accompanied by one preferred stock purchase right. Each right entitles the registered holder to purchase one one-thousandth of a share of Series A preferred stock at a price of $35 per one one-thousandth of a share, subject to adjustment.

Each share of Series A preferred stock will be entitled, when, as and if declared, to a preferential quarterly dividend payment in an amount equal to the greater of $10 or 1,000 times the aggregate of all dividends declared per share of common stock. In the event of liquidation, dissolution or winding up, the holders of Series A preferred stock will be entitled to a minimum preferential liquidation payment equal to $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions on the stock, whether or not declared, to the date of such payment, but will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. The rights are not exercisable until the rights distribution date as defined in the stockholders' rights plan. The rights will expire on May 7, 2009, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not determined by the board of directors to be in the best interests of all stockholders. The rights should not interfere with any merger or other business combination approved by the board of directors.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock. In the event of liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution, subject to any prior rights of any holders of preferred stock then outstanding.

In March 2001, the Company completed its public offering of 3,680,00 shares of common stock at an offering price of $29.00 per share. The net proceeds from the offering of approximately $100.4 million were used to reduce debt.

ESOP Compensation

In connection with the Distribution, the Company established the ESOP, a defined contribution retirement plan which covers substantially all employees. The ESOP purchased from the Company approximately 8.3% of the Company's Common Stock at fair market value (approximately 2.8 million shares at $11.50 per share). The purchase was primarily financed by the ESOP issuing a promissory note to the Company, which will be repaid annually in equal installments over a 10-year period beginning December 31, 1999. The Company makes contributions to the ESOP which the ESOP uses to repay the loan. The Company's stock acquired by the ESOP is held in a suspense account and will be allocated to participants at market value from the suspense account as the loan is repaid.

The loan to the ESOP is recorded as unearned ESOP compensation in the accompanying consolidated balance sheets. Reductions are made to unearned ESOP compensation as shares are committed to be released to participants at cost. Shares are deemed to be committed to be released ratably during each period as the employees perform services. Shares are allocated ratably to employee accounts over a period of 10 years (1999 through 2008). ESOP expense is recognized using the average market price of shares committed to be released to participants during the accounting period with any difference between the average market price and the cost being charged or credited to capital in excess of par value. As the shares are committed to be released, the shares become outstanding for earnings per share calculations. The non-cash ESOP expense was $2.9 million, $7.1 million and $10.4 million for the years ended December 31, 1999, 2000 and 2001, respectively. The ESOP expense tax deduction is fixed at $3.2 million per year.

The ESOP shares as of December 31, 2001 were as follows:

Allocated shares	663,010
Shares committed to be released	176,006
Unreleased shares	1,957,703
Total ESOP shares	2,796,719
Fair value of unreleased shares	$66.6 million

Prior to the Distribution, the Company participated in HCA's defined contribution retirement plans, which covered substantially all employees. Benefits were determined primarily as a percentage of a participant's earned income and were vested over specific periods of employee service. Certain plans also required the Company to make matching contributions at certain percentages. Amounts approximately equal to expense for these plans were funded annually. After the Distribution, the Company no longer participated in these plans.

Executive Stock Purchase Plan

The Company adopted the Executive Stock Purchase Plan in 1999, in which 1,000,000 shares of the Company's Common Stock were reserved and subsequently issued. The Executive Stock Purchase Plan grants a right to specified executives of the Company to purchase shares of Common Stock from the Company. The Company loaned each participant in the plan 100% of the purchase price of the Company's Common Stock at the fair value based on the date of purchase (approximately $10.2 million), on a full recourse basis at interest rates ranging from 5.2% to 5.3%. The loans are reflected as notes receivable for shares sold to employees in the accompanying consolidated statements of stockholders' equity. As of December 31, 2001, approximately $4.5 million of such loans have been paid under the Executive Stock Purchase Plan.

Management Stock Purchase Plan

In addition, the Company has a Management Stock Purchase Plan which provides to certain designated employees an opportunity to purchase restricted shares of its Common Stock at a discount through payroll deductions over six month intervals. Shares of Common Stock reserved for this plan were 250,000 at December 31, 2001. Approximately 79,000 and 21,000 restricted shares were issued to employees during the years ended December 31, 2000 and 2001, respectively, under this plan. Such shares are subject to a three year vesting period.

Stock Options

1998 Long-Term Incentive Plan. In connection with the Distribution, the Company adopted the 1998 Long-Term Incentive Plan, for which 5,425,000 shares of the Company's Common Stock have been reserved for issuance. An amendment to the 1998 Long-Term Incentive Plan providing for an increase in the number of shares of common stock available for issuance from 5,425,000 to 7,125,000 was approved by the Company's stockholders in May 2001. The 1998 Long-Term Incentive Plan authorizes the grant of stock options, stock appreciation rights and other stock based awards to officers and employees of the Company. On the Distribution Date, approximately 591,900 stock options were granted under this plan, relating to pre-existing vested HCA options. These options were granted at various prices, were exercisable on the date of grant, and expire at various dates not to exceed 10 years. Options to purchase an additional 3,490,000, 260,700 and 1,133,300 shares were granted to the Company's employees during the years ended December 31, 1999, 2000 and 2001, respectively, under this plan with an exercise price of the fair market value on the date of grant. These options are exercisable beginning in part from the date of grant to five years after the date of grant. All options granted under this plan expire in 10 years from the date of grant.

The Company also granted 340,000 options to HCA executives in 1999 with an exercise price of the fair market value on the date of grant. These options were exercisable on the date of grant and HCA paid the Company $1.6 million in exchange for the issuance of these options, based on a Black-Scholes Valuation Model. The payment received from HCA was accounted for as a reduction of compensation expense otherwise recorded upon issuance of the options.

In addition, the Company granted an option to purchase 50,000 shares of the Company's Common Stock to The LifePoint Community Foundation in 1999. The exercise price of the stock option was equal to the fair value on the date of grant.

Outside Directors Plan. The Company also adopted an Outside Directors Plan for which 175,000 shares of the Company's Common Stock have been reserved for issuance. Approximately 20,000, 37,700 and 12,500 options were granted under such plan to non-employee directors during the years ended December 31, 1999, 2000 and 2001, respectively. These options are exercisable beginning in part from the date of grant to three years after the date of grant and expire 10 years after grant.

Summary. Presented below is a summary of stock option activity for 1999, 2000 and 2001:

	Stock Options	Option Price Per Share	Weighted Average Exercise Price
Balances, December 31, 1998	–	$ –	$ –
Conversion of HCA options	591,900	0.07 - 18.38	12.12
Granted	3,900,000	7.63 - 12.00	10.62
Exercised	(9,300)	0.18 - 12.33	9.01
Cancelled	(71,200)	0.18 - 18.38	12.63
Balances, December 31, 1999	4,411,400	0.07 - 18.38	10.79
Granted	298,400	17.25 - 39.69	22.06
Exercised	(1,268,800)	0.07 - 18.38	10.80
Cancelled	(101,300)	0.18 - 19.88	12.75
Balances, December 31, 2000	3,339,700	0.07 - 39.69	11.73
Granted	1,145,800	31.39 - 46.19	37.58
Exercised	(873,800)	0.18 - 37.13	13.96
Cancelled	(172,600)	0.18 - 39.69	20.62
Balances, December 31, 2001	3,439,100	$ 0.07 - 46.19	$ 19.33

At December 31, 2001, there were approximately 1,709,000 options available for grant.

The following table summarizes information regarding the options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$ 0.07 to $8.76	63,100	1	$ 4.26	63,100	$ 4.26
5.56 to 10.99	5,500	2	7.61	5,500	7.61
11.87	54,300	3	11.87	54,300	11.87
12.22 to 14.98	58,200	4	12.48	58,200	12.48
14.16 to 17.73	84,000	5	16.08	84,000	16.08
17.11 to 18.38	22,800	6	18.35	22,800	18.35
15.64	1,400	7	15.64	1,400	15.64
7.63 to 12.00	1,946,100	8	10.55	1,017,700	10.47
17.25 to 39.69	174,400	9	21.42	64,500	23.99
31.39 to 46.19	1,029,300	10	37.63	–	–
	3,439,100			1,371,500	

If the Company had measured compensation cost for the stock options granted during 1999, 2000 and 2001 under the fair value based method prescribed by SFAS No. 123, the net income (loss) would have been changed to the pro forma amounts set forth below (dollars in millions, except per share amounts):

	1999	2000	2001
Net income (loss):			
As reported	$ (7.4)	$ 17.9	$ **33.3**
Pro forma	(8.1)	16.6	**28.8**
Basic earnings (loss) per share:			
As reported	$ (0.24)	$ 0.57	$ **0.93**
Pro forma	(0.26)	0.52	**0.81**
Diluted earnings (loss) per share:			
As reported	$ (0.24)	$ 0.54	$ **0.90**
Pro forma	(0.26)	0.50	**0.78**

The effect of applying SFAS No. 123 for providing pro forma disclosure is not likely to be representative of the effect on reported net income for future years.

The per share weighted-average fair value of stock options granted (including conversion of HCA options in 1999) during 1999, 2000 and 2001 was $3.73, $9.22 and $15.25, respectively, on the date of grant using a Black-Scholes option pricing model, assuming no expected dividends and the following weighted average assumptions:

	1999	2000	2001
Risk free interest rate	5.90%	6.16%	**4.51%**
Expected life, in years	4.7	3.8	**4.0**
Expected volatility	35.0%	45.0%	**45.0%**

8. COMMITMENTS AND CONTINGENCIES

Significant Legal Proceedings

Various lawsuits, claims and legal proceedings have been and are expected to be instituted or asserted against HCA and the Company, including those relating to shareholder derivative and class action complaints; purported class action lawsuits filed by patients and payors alleging, in general, improper and fraudulent billing, coding and physician referrals, as well as other violations of law; certain qui tam or "whistleblower" actions alleging, in general, unlawful claims for reimbursement or unlawful payments to physicians for the referral of patients, as well as other violations and litigation matters. While the amounts claimed may be substantial, the ultimate liability cannot be determined or reasonably estimated at this time due to the considerable uncertainties that exist. Therefore, it is possible that the Company's results of operations, financial position and liquidity in a particular period could be materially, adversely affected upon the resolution of certain of these contingencies.

On January 12, 2001, Access Now, Inc., a disability rights organization, filed a class action lawsuit against each of the Company's hospitals alleging non-compliance with the accessibility guidelines under the Americans with Disabilities Act (the "ADA"). The lawsuit, filed in the United States District Court for the Eastern District of Tennessee, seeks injunctive relief requiring facility modification, where necessary, to meet the Americans with Disabilities Act guidelines, along with attorneys fees and costs. In January 2002, the District Court certified the class action and issued a scheduling order that requires the parties to complete discovery and inspection for approximately six facilities per year. The Company intends to vigorously defend the lawsuit, recognizing the Company's obligation to correct any deficiencies in order to comply with the ADA.

Corporate Integrity Agreement

In December 2000, the Company entered into a corporate integrity agreement with the Office of Inspector General and agreed to maintain its compliance program in accordance with the corporate integrity agreement. Complying with the compliance measures and reporting and auditing requirements of the corporate integrity agreement will require additional efforts and costs. Failure to comply with the terms of the corporate integrity agreement could subject the Company to significant monetary penalties.

General Liability Claims

The Company is, from time to time, subject to claims and suits arising in the ordinary course of business, including claims for damages for personal injuries, breach of management contracts, for wrongful restriction of, or interference with physicians' staff privileges and employment related claims. In certain of these actions, plaintiffs request punitive or other damages against the Company which may not be covered by insurance. The Company is currently not a party to any proceeding which, in management's opinion, would have a material adverse effect on the Company's business, financial condition or results of operations.

Physician Commitments

The Company has committed to provide certain financial assistance pursuant to recruiting agreements with various physicians practicing in the communities it serves. In consideration for a physician relocating to one of its communities and agreeing to engage in private practice for the benefit of the respective community, the Company may loan certain amounts of money to a physician, normally over a period of one year, to assist in establishing his or her practice. The Company has committed to advance amounts of approximately $10.9 million at December 31, 2001. The actual amount of such commitments to be subsequently advanced to physicians often depends upon the financial results of a physician's private practice during the guaranteed period. Generally, amounts advanced under the recruiting agreements may be forgiven prorata over a period of 48 months contingent upon the physician continuing to practice in the respective community.

Acquisitions

The Company has acquired and will continue to acquire businesses with prior operating histories. Acquired companies may have unknown or contingent liabilities, including liabilities for failure to comply with health care laws and regulations, such as billing and reimbursement, fraud and abuse and similar anti-referral laws. Although the Company institutes policies designed to conform practices to its standards following completion of acquisitions, there can be no assurance that the Company will not become liable for past activities that may later be asserted to be improper by private plaintiffs or government agencies. Although the Company generally seeks to obtain indemnification from prospective sellers covering such matters, there can be no assurance that any such matter will be covered by indemnification, or if covered, that such indemnification will be adequate to cover potential losses and fines.

Leases

The Company leases real estate properties, buildings and equipment under cancelable and non-cancelable leases. Rental expense for the years ended December 31, 1999, 2000 and 2001 was $7.0 million, $7.1 million and $6.9 million, respectively.

Future minimum operating lease payments are as follows at December 31, 2001 (dollars in millions):

2002	$ 3.9
2003	2.9
2004	2.4
2005	1.4
2006	1.1
Thereafter	3.6
Total minimum payments	$ 15.3

9. OTHER CURRENT LIABILITIES

A summary of other current liabilities as of December 31 is as follows (dollars in millions):

	2000	2001
Employee benefit plan	$ 3.2	$ 1.0
Accrued interest related to long-term debt	2.6	2.0
Taxes, other than income	0.3	0.4
Other	5.0	7.3
	$ 11.1	$ 10.7

10. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (dollars and shares in millions, except per share amounts):

	1999	2000	2001
Numerator [a]:			
Income (loss) before extraordinary item	$ (7.4)	$ 17.9	$ 34.9
Extraordinary loss on early retirement of debt, net of tax benefit of $1.0	–	–	(1.6)
Net Income (loss)	$ (7.4)	$ 17.9	$ 33.3
Denominator:			
Share reconciliation:			
Shares used for basic earnings (loss) per share	30.5	31.6	35.7
Effect of dilutive securities [b]:			
Stock options and other	–	1.3	1.4
Shares used for diluted earnings (loss) per share	30.5	32.9	37.1
Basic earnings (loss) per share:			
Income (loss) before extraordinary item	$ (0.24)	$ 0.57	$ 0.97
Extraordinary loss on early retirement of debt	–	–	(0.04)
Net income (loss)	$ (0.24)	$ 0.57	$ 0.93
Diluted earnings (loss) per share:			
Income (loss) before extraordinary item	$ (0.24)	$ 0.54	$ 0.94
Extraordinary loss on early retirement of debt	–	–	(0.04)
Net income (loss)	$ (0.24)	$ 0.54	$ 0.90

[a] Amount is used for both basic and diluted earnings (loss) per share computations since there is no earnings effect related to the dilutive securities.

[b] The dilutive effect of approximately 0.1 million shares, related to stock options, for the year ended December 31, 1999, was not included in the computation of diluted loss per share because to do so would have been antidilutive for that period.

11. UNAUDITED QUARTERLY FINANCIAL INFORMATION

The quarterly interim financial information shown below has been prepared by the Company's management and is unaudited. It should be read in conjunction with the audited consolidated financial statements appearing herein (dollars in millions, except per share amounts).

	2000			
	First	Second	Third	Fourth
Revenues	$ 136.0	$ 133.3	$ 145.3	$ 142.5
Net income	4.0	3.7	4.8 [a]	5.4
Basic earnings per share	0.13	0.12	0.15 [a]	0.17
Diluted earnings per share	0.13	0.11	0.14 [a]	0.16

	2001			
	First	Second	Third	Fourth
Revenues	$ 154.3	$ 151.6	$ 149.2	$ 164.3
Net income	8.6 [b]	6.9 [c]	7.5	10.3
Basic earnings per share	0.26 [b]	0.19 [c]	0.20	0.28
Diluted earnings per share	0.25 [b]	0.18 [c]	0.20	0.27

[a] During the third quarter of 2000, the Company recorded a $1.4 million pretax gain ($0.8 million after tax) related to a previously impaired asset.

[b] During the first quarter of 2001, the Company recorded a $0.5 million pretax gain ($0.3 million after tax) related to a previously impaired asset.

[c] During the second quarter of 2001, the Company incurred a $2.6 million extraordinary charge ($1.6 million after tax benefit) related to the write off of deferred loan costs in connection with the Company's amended and restated credit agreement.

12. FINANCIAL INFORMATION FOR THE COMPANY AND ITS SUBSIDIARIES

The Company conducts substantially all of its business through its subsidiaries. Presented below is summarized condensed consolidating financial information for the Company and its subsidiaries as of December 31, 2000 and 2001, and for the years ended December 31, 1999, 2000 and 2001, segregating the parent company, the issuer of the Notes (LifePoint Hospitals Holdings, Inc.), the combined wholly owned Subsidiary Guarantors, the mostly owned Subsidiary Guarantor and eliminations.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended December 31, 1999

(in millions)	Parent	Issuer of Notes	Wholly Owned Subsidiary Guarantors	Mostly Owned Subsidiary Guarantor	Eliminations	Consolidated Total
Revenues	$ –	$ –	$ 482.5	$ 32.7	$ –	$ 515.2
Salaries and benefits	–	–	206.2	11.2	–	217.4
Supplies	–	–	60.0	4.2	–	64.2
Other operating expenses	0.2	–	112.3	4.8	–	117.3
Provision for doubtful accounts	–	–	35.4	2.8	–	38.2
Depreciation and amortization	–	–	29.7	1.7	–	31.4
Interest expense	–	17.7	5.1	0.6	–	23.4
Management fees	–	–	2.5	0.7	–	3.2
ESOP expense	–	–	2.9	–	–	2.9
Impairment of long-lived assets	–	–	25.4	–	–	25.4
Equity in earnings of affiliates	7.3	(7.0)	–	–	(0.3)	–
	7.5	10.7	479.5	26.0	(0.3)	523.4
Income (loss) before minority interests and income taxes	(7.5)	(10.7)	3.0	6.7	0.3	(8.2)
Minority interests in earnings of consolidated entities	–	1.9	–	–	–	1.9
Income (loss) before income taxes	(7.5)	(12.6)	3.0	6.7	0.3	(10.1)
Provision (benefit) for income taxes	(0.1)	(5.3)	2.7	–	–	(2.7)
Net income (loss)	$ (7.4)	$ (7.3)	$ 0.3	$ 6.7	$ 0.3	$ (7.4)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended December 31, 2000

(in millions)	Parent	Issuer of Notes	Wholly Owned Subsidiary Guarantors	Mostly Owned Subsidiary Guarantor	Eliminations	Consolidated Total
Revenues	$ –	$ –	$ 524.9	$ 32.2	$ –	$ 557.1
Salaries and benefits	–	–	213.9	10.3	–	224.2
Supplies	–	–	62.8	4.2	–	67.0
Other operating expenses	–	–	113.1	5.0	–	118.1
Provision for doubtful accounts	–	–	39.4	2.6	–	42.0
Depreciation and amortization	–	–	32.4	1.7	–	34.1
Interest expense	–	30.9	(0.5)	0.3	–	30.7
Management fees	–	–	(0.6)	0.6	–	–
ESOP expense	–	–	6.8	0.3	–	7.1
Gain on previously impaired assets	–	–	(1.4)	–	–	(1.4)
Equity in earnings of affiliates	(17.9)	(38.8)	–	–	56.7	–
	(17.9)	(7.9)	465.9	25.0	56.7	521.8
Income (loss) before minority interests and income taxes	17.9	7.9	59.0	7.2	(56.7)	35.3
Minority interests in earnings of consolidated entities	–	2.2	–	–	–	2.2
Income (loss) before income taxes	17.9	5.7	59.0	7.2	(56.7)	33.1
Provision (benefit) for income taxes	–	(12.2)	27.4	–	–	15.2
Net income (loss)	$ 17.9	$ 17.9	$ 31.6	$ 7.2	$ (56.7)	$ 17.9

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001

(in millions)	Parent	Issuer of Notes	Wholly Owned Subsidiary Guarantors	Mostly Owned Subsidiary Guarantor	Eliminations	Consolidated Total
Revenues	$ –	$ –	$ 587.0	$ 32.4	$ –	$ 619.4
Salaries and benefits	–	–	233.0	10.2	–	243.2
Supplies	–	–	73.9	4.3	–	78.2
Other operating expenses	–	–	116.3	4.5	–	120.8
Provision for doubtful accounts	–	–	43.9	1.9	–	45.8
Depreciation and amortization	–	–	33.0	1.7	–	34.7
Interest expense, net	–	12.2	6.1	(0.2)	–	18.1
Management fees	–	–	(0.6)	0.6	–	–
ESOP expense	–	–	9.9	0.5	–	10.4
Gain on previously impaired assets	–	–	(0.5)	–	–	(0.5)
Equity in earnings of affiliates	(33.3)	(47.0)	–	–	80.3	–
	(33.3)	(34.8)	515.0	23.5	80.3	550.7
Income (loss) before minority interests, income taxes and extraordinary item	33.3	34.8	72.0	8.9	(80.3)	68.7
Minority interests in earnings of consolidated entities	–	2.7	–	–	–	2.7
Income (loss) before income taxes and extraordinary item	33.3	32.1	72.0	8.9	(80.3)	66.0
Provision (benefit) for income taxes	–	(2.8)	33.9	–	–	31.1
Income (loss) before extraordinary item	33.3	34.9	38.1	8.9	(80.3)	34.9
Extraordinary loss on early retirement of debt, net	–	1.6	–	–	–	1.6
Net income (loss)	$ 33.3	$ 33.3	$ 38.1	$ 8.9	$ (80.3)	$ 33.3

CONDENSED CONSOLIDATING BALANCE SHEET

December 31, 2000

(in millions)	Parent	Issuer of Notes	Wholly Owned Subsidiary Guarantors	Mostly Owned Subsidiary Guarantor	Eliminations	Consolidated Total
ASSETS						
Current assets:						
Cash and cash equivalents	$ –	$ –	$ 39.7	$ –	$ –	$ 39.7
Accounts receivable, net	–	–	44.7	5.3	–	50.0
Inventories	–	–	12.9	1.0	–	13.9
Deferred taxes and other current assets	–	–	22.1	0.1	–	22.2
	–	–	119.4	6.4	–	125.8
Property and equipment:						
Land	–	–	8.4	0.3	–	8.7
Buildings and improvements	–	–	227.0	9.9	–	236.9
Equipment	–	–	234.4	10.5	–	244.9
Construction in progress	–	–	9.4	–	–	9.4
	–	–	479.2	20.7	–	499.9
Accumulated depreciation	–	–	(170.9)	(12.5)	–	(183.4)
	–	–	308.3	8.2	–	316.5
Net investment in and advances to subsidiaries	128.4	401.5	–	–	(529.9)	–
Deferred loan costs, net	–	9.0	–	–	–	9.0
Goodwill, net	–	–	34.5	10.2	–	44.7
Other	–	0.1	0.2	–	–	0.3
	$ 128.4	$ 410.6	$ 462.4	$ 24.8	$ (529.9)	$ 496.3
LIABILITIES AND EQUITY						
Current liabilities:						
Accounts payable	$ –	$ –	$ 15.6	$ 0.5	$ –	$ 16.1
Accrued salaries	–	–	13.8	–	–	13.8
Other current liabilities	–	2.6	8.2	0.3	–	11.1
Estimated third-party payor settlements	–	–	8.3	–	–	8.3
Current maturities of long-term debt	–	11.0	0.1	–	–	11.1
	–	13.6	46.0	0.8	–	60.4
Intercompany balances to affiliates	–	(14.3)	6.4	7.9	–	–
Long-term debt	–	278.3	–	–	–	278.3
Deferred taxes	–	–	15.2	–	–	15.2
Professional liability risks and other liabilities	–	–	9.4	–	–	9.4
Minority interests in equity of consolidated entities	–	4.6	–	–	–	4.6
Stockholders' equity	128.4	128.4	385.4	16.1	(529.9)	128.4
	$ 128.4	$ 410.6	$ 462.4	$ 24.8	$ (529.9)	$ 496.3

CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2001

(in millions)	Parent	Issuer of Notes	Wholly Owned Subsidiary Guarantors	Mostly Owned Subsidiary Guarantor	Eliminations	Consolidated Total
ASSETS						
Current assets:						
Cash and cash equivalents	$ –	$ –	$ 57.2	$ –	$ –	$ 57.2
Accounts receivable, net	–	–	51.7	5.0	–	56.7
Inventories	–	–	15.3	1.0	–	16.3
Deferred taxes and other current assets	–	–	18.6	0.1	–	18.7
	–	–	142.8	6.1	–	148.9
Property and equipment:						
Land	–	–	10.4	0.3	–	10.7
Buildings and improvements	–	–	252.1	9.9	–	262.0
Equipment	–	–	252.4	11.0	–	263.4
Construction in progress	–	–	7.2	–	–	7.2
	–	–	522.1	21.2	–	543.3
Accumulated depreciation	–	–	(191.6)	(13.3)	–	(204.9)
	–	–	330.5	7.9	–	338.4
Net investment in and advances to subsidiaries	295.0	480.9	–	–	(775.9)	–
Deferred loan costs, net	–	7.1	–	–	–	7.1
Goodwill, net	–	–	37.2	9.9	–	47.1
Other	–	–	12.8	–	–	12.8
	$ 295.0	$ 488.0	$ 523.3	$ 23.9	$ (775.9)	$ 554.3
LIABILITIES AND EQUITY						
Current liabilities:						
Accounts payable	$ –	$ –	$ 18.3	$ 0.7	$ –	$ 19.0
Accrued salaries	–	–	18.6	–	–	18.6
Other current liabilities	–	2.0	8.4	0.3	–	10.7
Estimated third-party payor settlements	–	–	17.8	0.1	–	17.9
	–	2.0	63.1	1.1	–	66.2
Intercompany balances to affiliates	–	35.8	(39.7)	3.9	–	–
Long-term debt	–	150.0	–	–	–	150.0
Deferred taxes	–	–	21.0	–	–	21.0
Professional liability risks and other liabilities	–	–	16.9	–	–	16.9
Minority interests in equity of consolidated entities	–	5.2	–	–	–	5.2
Stockholders' equity	295.0	295.0	462.0	18.9	(775.9)	295.0
	$ 295.0	$ 488.0	$ 523.3	$ 23.9	$ (775.9)	$ 554.3

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 1999

(in millions)	Parent	Issuer of Notes	Wholly Owned Subsidiary Guarantors	Mostly Owned Subsidiary Guarantor	Eliminations	Consolidated Total
Cash flows from operating activities:						
Net income (loss)	$ (7.4)	$ (7.3)	$ 0.3	$ 6.7	$ 0.3	$ (7.4)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
ESOP expense	–	–	2.9	–	–	2.9
Equity in earnings of affiliates	7.3	(7.0)	–	–	(0.3)	–
Depreciation and amortization	–	–	29.7	1.7	–	31.4
Minority interests in earnings of consolidated entities	–	1.9	–	–	–	1.9
Deferred income taxes (benefit)	–	–	(13.8)	–	–	(13.8)
Reserve for professional liability risk	–	–	3.4	–	–	3.4
Impairment of long-lived assets	–	–	25.4	–	–	25.4
Increase (decrease) in cash from operating assets and liabilities:						
Accounts receivable	–	–	6.7	0.5	–	7.2
Inventories and other current assets	–	–	(0.8)	(0.3)	–	(1.1)
Accounts payable and accrued expenses	–	17.7	(10.3)	(0.3)	–	7.1
Income taxes payable	–	–	(0.3)	–	–	(0.3)
Estimated third-party payor settlements	–	–	1.2	–	–	1.2
Other	0.1	1.8	(0.5)	–	–	1.4
Net cash provided by operating activities	–	7.1	43.9	8.3	–	59.3
Cash flows from investing activities:						
Purchases of property and equipment, net	–	–	(63.6)	(1.2)	–	(64.8)
Other	–	–	(4.0)	–	–	(4.0)
Net cash used in investing activities	–	–	(67.6)	(1.2)	–	(68.8)
Cash flows from financing activities:						
Distributions	–	–	6.0	(6.0)	–	–
Increase (decrease) in intercompany balances with affiliates, net	–	(7.1)	7.9	(0.8)	–	–
Increase (decrease) in intercompany balances with HCA, net	–	–	22.4	–	–	22.4
Other	–	–	(0.1)	(0.3)	–	(0.4)
Net cash (used in) provided by financing activities	–	(7.1)	36.2	(7.1)	–	22.0
Change in cash and cash equivalents	–	–	12.5	–	–	12.5
Cash and cash equivalents at beginning of year	–	–	–	–	–	–
Cash and cash equivalents at end of year	$ –	$ –	$ 12.5	$ –	$ –	$ 12.5

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2000

(in millions)	Parent	Issuer of Notes	Wholly Owned Subsidiary Guarantors	Mostly Owned Subsidiary Guarantor	Eliminations	Consolidated Total
Cash flows from operating activities:						
Net income (loss)	$ 17.9	$ 17.9	$ 31.6	$ 7.2	$ (56.7)	$ 17.9
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
ESOP expense	–	–	6.8	0.3	–	7.1
Equity in earnings of affiliates	(17.9)	(38.8)	–	–	56.7	–
Depreciation and amortization	–	–	32.4	1.7	–	34.1
Minority interests in earnings of consolidated entities	–	2.2	–	–	–	2.2
Deferred income taxes (benefit)	–	–	13.6	–	–	13.6
Reserve for professional liability risk	–	–	5.4	–	–	5.4
Gain on previously impaired assets	–	–	(1.4)	–	–	(1.4)
Tax benefit from stock option exercises	–	–	6.4	–	–	6.4
Increase (decrease) in cash from operating assets and liabilities, net of effects from acquisitions and divestitures:						
Accounts receivable	–	–	2.1	–	–	2.1
Inventories and other current assets	–	–	(1.9)	0.2	–	(1.7)
Accounts payable and accrued expenses	–	0.1	(11.4)	(0.1)	–	(11.4)
Income taxes payable	–	–	(0.2)	–	–	(0.2)
Estimated third-party payor settlements	–	–	7.1	–	–	7.1
Other	–	0.5	1.7	–	–	2.2
Net cash (used in) provided by operating activities	–	(18.1)	92.2	9.3	–	83.4
Cash flows from investing activities:						
Purchases of property and equipment, net	–	–	(31.1)	(0.3)	–	(31.4)
Purchases of facilities, net of cash acquired	–	–	(82.4)	–	–	(82.4)
Proceeds from sale of facilities	–	–	30.0	–	–	30.0
Other	–	(2.0)	(6.0)	–	–	(8.0)
Net cash used in investing activities	–	(2.0)	(89.5)	(0.3)	–	(91.8)
Cash flows from financing activities:						
Proceeds from bank debt borrowings	–	65.0	–	–	–	65.0
Repayments of bank debt	–	(35.7)	–	–	–	(35.7)
Distributions	–	–	6.6	(6.6)	–	–
Proceeds from exercise of stock options		–	7.2	–	–	7.2
Increase (decrease) in intercompany balances with affiliates, net	–	(8.3)	10.7	(2.4)	–	–
Other	–	(0.9)	–	–	–	(0.9)
Net cash provided by (used in) financing activities	–	20.1	24.5	(9.0)	–	35.6
Change in cash and cash equivalents	–	–	27.2	–	–	27.2
Cash and cash equivalents at beginning of year	–	–	12.5	–	–	12.5
Cash and cash equivalents at end of year	$ –	$ –	$ 39.7	$ –	$ –	$ 39.7

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

(in millions)	Parent	Issuer of Notes	Wholly Owned Subsidiary Guarantors	Mostly Owned Subsidiary Guarantor	Eliminations	Consolidated Total
Cash flows from operating activities:						
Net income (loss)	$ 33.3	$ 33.3	$ 38.1	$ 8.9	$ (80.3)	$ 33.3
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
ESOP expense	–	–	9.9	0.5	–	10.4
Equity in earnings of affiliates	(33.3)	(47.0)	–	–	80.3	–
Depreciation and amortization	–	–	33.0	1.7	–	34.7
Minority interests in earnings of consolidated entities	–	2.7	–	–	–	2.7
Deferred income taxes (benefit)	–	–	6.9	–	–	6.9
Reserve for professional liability risk	–	–	7.0	–	–	7.0
Gain on previously impaired assets	–	–	(0.5)	–	–	(0.5)
Extraordinary loss on early retirement of bank debt	–	2.6	–	–	–	2.6
Tax benefit from stock option exercises	–	–	8.1	–	–	8.1
Increase (decrease) in cash from operating assets and liabilities, net of effects from acquisitions and divestitures:						
Accounts receivable	–	–	(1.3)	0.3	–	(1.0)
Inventories and other current assets .	–	–	(0.6)	–	–	(0.6)
Accounts payable and accrued expenses	–	(0.6)	3.2	0.2	–	2.8
Income taxes payable	–	–	(3.5)	–	–	(3.5)
Estimated third-party payor settlements	–	–	9.5	0.1	–	9.6
Other	–	1.7	(0.1)	–	–	1.6
Net cash (used in) provided by operating activities	–	(7.3)	109.7	11.7	–	114.1
Cash flows from investing activities:						
Purchases of property and equipment, net	–	–	(34.7)	(1.1)	–	(35.8)
Purchases of facilities, net of cash acquired	–	–	(36.5)	–	–	(36.5)
Proceeds from sale of facilities	–	–	0.5	–	–	0.5
Other	–	(2.1)	5.6	–	–	3.5
Net cash used in investing activities	–	(2.1)	(65.1)	(1.1)	–	(68.3)
Cash flows from financing activities:						
Proceeds from stock offering, net	–	100.4	–	–	–	100.4
Repayments of bank debt	–	(139.3)	–	–	–	(139.3)
Distributions	–	–	6.6	(6.6)	–	–
Proceeds from exercise of stock options	–	–	12.2	–	–	12.2
Increase (decrease) in intercompany balances with affiliates, net	–	49.9	(45.9)	(4.0)	–	–
Other	–	(1.6)	–	–	–	(1.6)
Net cash provided by (used in) financing activities	–	9.4	(27.1)	(10.6)	–	(28.3)
Change in cash and cash equivalents	–	–	17.5	–	–	17.5
Cash and cash equivalents at beginning of year	–	–	39.7	–	–	39.7
Cash and cash equivalents at end of year	$ –	$ –	$ 57.2	$ –	$ –	$ 57.2

Directors and Officers

Directors

Kenneth C. Donahey
Chairman of the Board,
Chief Executive Officer and President
LifePoint Hospitals, Inc.

Richard H. Evans
Chairman
Evans Holdings

DeWitt Ezell, Jr.
Former State President
BellSouth Corporation

Ricki Tigert Helfer
Independent Consultant
Financial Regulation in the U.S. and Abroad

William V. Lapham
Retired Partner
Ernst & Young LLP

John E. Maupin, Jr., D.D.S.
President
Meharry Medical College

Executive Officers

Kenneth C. Donahey
Chairman of the Board,
Chief Executive Officer and President

Michael J. Culotta
Senior Vice President
and Chief Financial Officer

William F. Carpenter III
Senior Vice President, General Counsel, Secretary;
Chief Development Officer

Neil D. Hemphill
Senior Vice President, Human Resources
and Administration

Todd J. Kerr
Senior Vice President, Audit and Compliance

William M. Gracey
President, National Division

Joné L. Koford
President, American Division

Daniel S. Slipkovich
President, Continental Division

Roberto G. Pantoja
Vice President and Controller



Seated left to right:
Michael J. Culotta
William M. Gracey
William F. Carpenter III
Standing left to right:
Todd J. Kerr
Joné L. Koford
Kenneth C. Donahey
Neil D. Hemphill
Not pictured:
Daniel S. Slipkovich
Roberto G. Pantoja

Corporate Information

Transfer Agent and Registrar

National City Bank
Shareholder Services Group
P. O. Box 92301
Cleveland, Ohio 44193-0900
216-476-8663/800-622-6757

Independent Auditors

Ernst & Young LLP
Nashville, Tennessee

Corporate Headquarters

103 Powell Court, Suite 200
Brentwood, Tennessee 37027
615-372-8500

Form 10-K

The Company has filed an annual report on Form 10-K for the year ended December 31, 2001, with the Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing: Investor Relations, LifePoint Hospitals, Inc., 103 Powell Court, Suite 200, Brentwood, Tennessee 37027, or by visiting the Company's website at www.lifepointhospitals.com.

Common Stock and Dividend Information

The Common Stock of LifePoint Hospitals, Inc. is traded on the Nasdaq National Market under the symbol "LPNT." On March 25, 2002, the Company had a total of approximately 34,006 stockholders, including 5,889 stockholders of record and approximately 28,117 persons or entities holding Common Stock. No dividends have been paid on the Common Stock, and the Company does not anticipate paying cash dividends in the foreseeable future.

The following table shows, for periods indicated, the high and low sales prices per share of the Common Stock as reported by the Nasdaq National Market.

2000	High	Low
First Quarter	$ 18.00	$ 12.25
Second Quarter	23.56	15.50
Third Quarter	37.00	19.94
Fourth Quarter	51.75	31.13

2001	High	Low
First Quarter	$ 50.36	$ 27.75
Second Quarter	44.72	28.88
Third Quarter	47.84	38.37
Fourth Quarter	44.85	27.53

2002		
First Quarter	$ 38.42	$ 29.67

James M. Fleetwood, Jr.

November 21, 1947 - June 2, 2001



In memory of James M. Fleetwood, Jr.
Former Chairman and Chief Executive Officer
LifePoint Hospitals, Inc.

LIFEPOINT HOSPITALS, INC. operates 23 hospitals in non-urban areas. In most cases, the LifePoint facility is the only hospital in its community. LifePoint Hospitals' non-urban operating strategy offers continued operational improvement by focusing on its five core values: delivering high quality patient care, supporting physicians, creating excellent workplaces for its employees, providing community value, and ensuring fiscal responsibility. Headquartered in Brentwood, Tennessee, LifePoint Hospitals is affiliated with over 7,000 employees.



FACILITY	CITY	STATE	LICENSED BEDS
Andalusia Regional Hospital	Andalusia	AL	101
Bartow Memorial Hospital	Bartow	FL	56
Putnam Community Medical Center	Palatka	FL	141
Western Plains Medical Complex	Dodge City	KS	110
Georgetown Community Hospital	Georgetown	KY	75
Jackson Purchase Medical Center	Mayfield	KY	107
Meadowview Regional Hospital	Maysville	KY	111
Bourbon Community Hospital	Paris	KY	58
Logan Memorial Hospital	Russellville	KY	92
Lake Cumberland Regional Hospital	Somerset	KY	227
Bluegrass Community Hospital	Versailles	KY	25
Ville Platte Medical center	Ville Platte	LA	116
Athens Regional Medical Center	Athens	TN	118
Smith County Memorial Hospital	Carthage	TN	63
Crockett Hospital	Lawrenceburg	TN	107
Livingston Regional Hospital	Livingston	TN	122
Hillside Hospital	Pulaski	TN	95
Emerald-Hodgson Hospital	Sewanee	TN	40
Southern Tennessee Medical Center	Winchester	TN	159
Castleview Hospital	Price	UT	84
Ashley Valley Medical Center	Vernal	UT	39
Lander Valley Medical Center	Lander	WY	81
Riverton Memorial Hospital	Riverton	WY	70

LIFEPOINT
HOSPITALS, INC.

103 Powell Court, Suite 200
Brentwood, Tennessee 37027
phone 615.372.8500
fax 615.372.8586
www.lifepointhospitals.com